UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

TRANSCEND SERVICES, INC.

(Name of Subject Company)

TRANSCEND SERVICES, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

893929208

(CUSIP Number of Class of Securities)

Larry G. Gerdes

Chief Executive Officer

One Glenlake Parkway

Suite 1325

Atlanta, Georgia 30328

(678) 808-0600

(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copies To:

Betty O. Temple, Esq.

Sudhir N. Shenoy, Esq.

Womble Carlyle Sandridge & Rice, LLP

271 17th Street, NW

Suite 3400

Atlanta, Georgia 30363-1017

(404) 872-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is Transcend Services, Inc., a Delaware corporation (the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we,” and “our” to refer to the Company. The address of the Company’s principal executive offices is One Glenlake Parkway, Suite 1325, Atlanta, Georgia 30328. The telephone number of the Company’s principal executive office is (678) 808-0600.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, $0.05 par value per share, of the Company (the “Common Stock”). As of March 15, 2012, there were 10,698,973 shares of Common Stock (the “Shares”) issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 above under the heading “Name and Address.” The Company’s website is www.transcendservices.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Townsend Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Nuance Communications, Inc., a Delaware corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the Shares at a price of $29.50 per Share (the “Offer Price”), net to the holder thereof in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase dated March 20, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, and as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 20, 2012. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 6, 2012 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or written waiver of certain conditions, following completion of the Offer, and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding prior to the Effective Time (excluding those Shares that are held by Parent, Purchaser and the Company or any of their respective subsidiaries, and those Shares held by stockholders who have properly and validly exercised their statutory rights of appraisal in accordance with the DGCL) will be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest (the “Merger Consideration”).

The Merger Agreement and the terms of the Offer are summarized in additional detail in Section 1 of the Offer to Purchase entitled “Terms of the Offer,” and Section 13 of the Offer to Purchase entitled “The Transaction Documents.” A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

Parent has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Offer to Purchase states that the business address and telephone number for Parent and Purchaser are 1 Wayside Road, Burlington, Massachusetts 01803, (781) 565-5000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, and in the Information Statement of the Company (the “Information Statement”) attached as Exhibit (a)(9) and as Annex I to this Schedule 14D-9 (and incorporated by reference into this Item 3), as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Parent’s right to designate persons to serve on the Company’s board of directors (the “Company Board,” the “Board” or the “Board of Directors”) representing a majority of the Company Board other than at a meeting of the stockholders of the Company, as described below under the heading “Arrangements among the Company and Parent and Purchaser – Representation on Company Board.”

Arrangements among the Company and Parent and Purchaser

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(i) to the Schedule TO, are incorporated in this Schedule 14D-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Voting Agreements

Parent and Purchaser entered into Tender and Voting Agreements dated as of March 6, 2012 (the “Tender and Voting Agreements”), with stockholders of the Company who are also members of the Company Board or executive officers of the Company. The summary of the Tender and Voting Agreements contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(i) to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Voting Agreement, the form of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On July 15, 2011, and as amended on October 27, 2011, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), in connection with the consideration of a possible transaction between the parties, under which each party agreed to keep confidential the information furnished by or on behalf of the other party to it and its representatives for three years from the date of the Confidentiality Agreement, and to use such information only for purposes of evaluating the possible transaction. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Representation on Company Board

The Merger Agreement provides that, effective upon the initial acceptance for payment by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”), and from time to time thereafter, Parent shall be entitled to designate up to such number of directors on the Company Board equal to the product (rounded up to the next whole number) obtained by multiplying (i) the total number of directors on the Company Board (after giving effect to any increase in the number of directors pursuant to the right of Parent described in this paragraph) by (ii) a fraction, the numerator of which is the number of Shares beneficially owned by Parent and Purchaser (after giving effect to the Shares purchased pursuant to the Offer) and the denominator of which is the total number of then-outstanding Shares. Promptly following a request by Parent after the Acceptance Time, the Company will take all action reasonably necessary to cause the individuals so designated by Parent to be elected or appointed to the Company Board, including (at the election of Parent) either by increasing the size of the Company Board or by seeking and accepting resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Parent to be elected or appointed to the Company Board.

The Merger Agreement provides that, after the time that Parent’s designees are appointed or elected to, and constitute a majority of, the Company Board (the “Appointment Time”), and prior to the Effective Time, the Company will cause the Company Board to maintain at least three directors who are members of the Company Board immediately prior to such appointments by Parent (collectively, the “Continuing Directors,” and each a “Continuing Director”); provided, however, that if the number of Continuing Directors is reduced below three for any reason, the remaining Continuing Directors will be entitled to elect or designate a person meeting specified criteria to fill such vacancy who shall be deemed to be a Continuing Director for purposes of the Merger Agreement, or, if no Continuing Directors then remain, the other directors shall designate three persons meeting specified criteria to fill such vacancies, and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement. Each Continuing Director will be an “independent director” as defined by Rule 5605 of the rules of the Nasdaq Global Select Market (the “Nasdaq Rules”). Promptly following a request by Parent after the Acceptance Time, the Company shall take all action necessary to elect to be treated as a “controlled company” as defined by Rule 5615(c) of the Nasdaq Rules and make all necessary filings and disclosures associated with such status.

The Merger Agreement provides that from the Appointment Time through the Effective Time, the approval of a majority of the Continuing Directors (or the sole Continuing Director if there shall be only one Continuing Director) will be required in order to: (i) amend or terminate the Merger Agreement, or agree or consent to any amendment or termination of the Merger Agreement, in any case on behalf of the Company, (ii) extend the time for the performance of, or waive, any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, (iii) waive any of the Company’s rights under the Merger Agreement, or (iv) make any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated thereby, including the Offer and the Merger.

Director and Executive Officer Relationships with and Securities Ownership in Parent

Offer Letters

In connection with the execution of the Merger Agreement, Parent entered into an offer letter with each of Susan McGrogan, President and Chief Operating Officer of the Company (the “McGrogan Offer Letter”), Lance Cornell, Chief Financial Officer of the Company (the “Cornell Offer Letter”) and Larry G. Gerdes, Chairman and Chief Executive Officer of the Company (the “Gerdes Offer Letter”). The Company also entered into an offer letter with Scott Robertson, Vice President-Technology of the Company, who is not an executive officer of the Company. Ms. McGrogan, Mr. Cornell and Mr. Gerdes are referred to herein as the “Key Executives.”

Pursuant to the terms of the McGrogan Offer Letter, Ms. McGrogan will continue employment with the Company following the Merger as Senior Vice President, Transcend Operations, for an annual base salary of $295,000. Assuming the Merger closes within the 2012 calendar year, Ms. McGrogan will continue to be eligible for her bonus opportunity per the terms of the 2012 Transcend Bonus Program through December 31, 2012, and her pro-rated effective date on the Nuance Bonus Program would be January 1, 2013. Ms. McGrogan’s annual target bonus opportunity at 100% achievement on the Nuance Bonus Program will be up to 40% of her base salary. Also in connection with the McGrogan Offer Letter, Parent will recommend to Parent’s board of directors the following awards for Ms. McGrogan: (i) a time-based grant of 20,000 restricted stock units (“RSUs”), vesting in equal increments on each of the first three anniversaries of the closing of the Merger (the “Closing”), provided she remains an active employee at the time of vesting; (ii) a performance-based grant of 15,000 RSUs which will vest, if ever, upon achievement of certain financial targets approved by Parent’s board of directors at the end of each fiscal year as follows, provided Ms. McGrogan remains an employee on each date Parent’s board of directors determines the achievement against the applicable financial target: (a) 5,000 shares in fiscal year 2013; (b) 5,000 shares in fiscal year 2014; and (c) 5,000 shares in fiscal year 2015; (iii) a team performance-based grant of 5,000 RSUs, 100% of which will vest one year from the Closing, subject to successful achievement of team performance objectives relating to the integration, provided she remains an employee at the time of vesting (unless the Company, or any successor entity, terminates her employment without cause within the one-year period following the Closing, in which case, she will remain eligible to receive the benefit of any achievement level); and (iv) a time-based grant of RSUs equivalent to $500,000 in value on the date of the Closing, 100% of which will vest one year from the date of the Closing, provided she remains an active employee at the time of vesting. Should Ms. McGrogan’s employment with the Company, or any successor entity, be involuntarily terminated for any reason other than Cause (as defined in the McGrogan Offer Letter) and provided she executes a standard severance agreement, Ms. McGrogan will receive a lump sum severance payment equal to the greater of twelve months base pay or the standard benefits provided by the Nuance Severance Benefit Plan. In addition, should Ms. McGrogan’s employment with the Company, or any successor entity, be involuntarily terminated within twelve months following the Closing for any reason other than Cause, one-third of the time-based RSU grant described in (i) above and 100% of the time-based RSU grant described in (iv) above will accelerate and fully vest upon the termination date. If, after performing calculations under Section 280G of the Internal Revenue Code (“Section 280G”), it is determined that all or a portion of the time-based RSUs (when combined with Ms. McGrogan’s other benefits) will result in a “parachute payment” under Section 280G, Parent and Ms. McGrogan will work in good faith to find a reasonable solution to this potential problem before the Closing, which may include delivering all benefits (including the time-based RSU grant) to Ms. McGrogan in full (under the understanding that she would pay the appropriate excise taxes) or reducing the benefits she might be provided to such extent so as to alleviate any parachute payment problems.

Pursuant to the terms of the Cornell Offer Letter, Mr. Cornell will become an employee of Parent following the Merger as Vice President, Finance, for an annual base salary of $245,000. Assuming the Merger closes within the 2012 calendar year, Mr. Cornell will continue to be eligible for his bonus opportunity per the terms of the 2012 Transcend Bonus Program through December 31, 2012, and his pro-rated effective date on the Nuance Bonus Program would be January 1, 2013. Mr. Cornell’s annual target bonus opportunity at 100% achievement on the Nuance Bonus Program will be up to 50% of his base salary. Also in connection with the Cornell Offer Letter, Parent will recommend to Parent’s board of directors an award for Mr. Cornell of a team performance-based grant of 15,000 RSUs, 100% of which will vest one year from the Closing, subject to successful achievement of team performance objectives relating to the integration, provided he remains an employee at the time of vesting (unless Parent, or any successor entity, terminates his employment without cause within the one-year period form the Closing, in which case, he will remain eligible to receive the benefit of any achievement level). Parent will also recommend a time-based grant of RSUs equivalent to $500,000 in value on the date of the Closing, 100% of which will vest one year from the date of the Closing, provided he remains an active employee at the time of vesting. Should Mr. Cornell’s employment with the Company, or any successor entity, be involuntarily terminated for any reason other than Cause (as defined in the Cornell Offer Letter) and provided he executes a standard severance agreement, Mr. Cornell will receive a lump sum severance payment equal to the greater of twelve months base pay or the standard benefits provided by the Nuance Severance Benefit Plan. In addition, should Mr. Cornell’s employment with the Company, or any successor entity, be involuntarily terminated within twelve months following the Closing for any reason other than Cause, 100% of the time-based RSU grant outlined above will accelerate and fully vest upon the termination date. If, after performing calculations under Section 280G, it is determined that all or a portion of the time-based RSUs (when combined with Mr. Cornell’s other benefits) will result in a “parachute payment” under Section 280G, Parent and Mr. Cornell will work in good faith to find a reasonable solution to this potential problem before the Closing, which may include delivering all benefits (including the time-based RSU grant) to Mr. Cornell in full (under the understanding that he would pay the appropriate excise taxes) or reducing the benefits he might be provided to such extent so as to alleviate any parachute payment problems.

Pursuant to the terms of the Gerdes Offer Letter, Mr. Gerdes will continue employment with the Company for 30 days following the Closing (the “Transition Period”), at his current position and salary for the duration of the Transition Period. Assuming the Merger closes within the 2012 calendar year, Mr. Gerdes will continue to be eligible for his bonus opportunity per the terms of the 2012 Transcend Bonus Program through the earlier of December 31, 2012 or the conclusion of the Transition Period. If Mr. Gerdes’ employment is terminated by the Company for any reason other than Cause (as defined in the Gerdes Offer Letter) or when the Transition Period is completed, and he signs and does not revoke a standard release of claims with the Company, upon termination of employment he will be entitled to severance benefits as follows: (i) a lump sum severance payment of $357,000, less applicable withholding amounts, and (ii) if he so elects, the Company will pay the continuation of his health insurance, of the kind he was receiving at the time of the date of termination (through the Consolidation Omnibus Budget Reconciliation Act) for eighteen (18) months following the end date.

The foregoing descriptions of the McGrogan Offer Letter, the Cornell Offer Letter and the Gerdes Offer Letter are qualified in their entirety by reference to the McGrogan Offer Letter, the Cornell Offer Letter and the Gerdes Offer Letter, which are filed as Exhibits (e)(4), (e)(5) and (e)(6) to this Schedule 14D-9 and are incorporated herein by reference.

Non-Compete and Non-Solicitation Agreements

In connection with the execution of his or her Offer Letter, and as an inducement for Parent to enter into the Merger Agreement, each of the Key Executives entered into a non-compete and non-solicitation agreement with Parent (the “Parent Non-Competition Agreement”). Under the Parent Non-Competition Agreement, as of the Effective Time and for three years thereafter, each Key Executive has agreed, generally, not to: (i) engage in any Competing Business Purpose (as defined in the Parent Non-Competition Agreement) anywhere in North America or in any other territory where the Company conducts its business; (ii) solicit or divert away or attempt to solicit or divert away any customer served or solicited by Parent or the Company or their affiliates in an effort to provide competing services or products; or (iii) encourage, induce, attempt to induce, solicit, or attempt to solicit any of the Company employees to terminate their employment with Parent, the Company or any of their affiliates, or employ or establish a business with any Company employee or solicit or encourage any Company employee to leave his or her employment or terminate his or her relationship with Parent, the Company or any of their affiliates. The foregoing description of the Parent Non-Competition Agreement does not purport to be complete and is qualified in its entirety by reference to the Parent Non-Competition Agreement, the form of which is filed as Exhibit (e)(7) to this Schedule 14D-9 and incorporated herein by reference.

Securities Ownership

As of March 15, 2012, to the knowledge of the Company after making reasonable inquiry, none of the Company’s directors or executive officers beneficially owns any shares of common stock, par value $0.001 per share, of Parent.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

In considering the recommendation of the Board set forth in Item 4 below under the heading “Recommendation of the Company Board,” the Company’s stockholders should be aware that certain executive officers and directors of the Company may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company’s stockholders generally and that may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, which is incorporated in its entirety herein, under the headings “Certain Relationships and Related Transactions;” “Director Compensation –

Director Compensation Table;” “Director Compensation – Discussion of Director Compensation;” “Security Ownership of Certain Beneficial Owners and Management;” “Executive Compensation – Compensation Discussion and Analysis;” “Executive Compensation – Summary Compensation Table;” “Executive Compensation – 2011 Grants of Plan-Based Awards;” and “Outstanding Equity Awards at 2011 Fiscal Year-End”.

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of the Company (and their affiliates) who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of March 15, 2012, the directors and executive officers of the Company beneficially owned, in the aggregate, 1,200,522 Shares, excluding shares subject to the exercise of Options (as defined below) and vesting of Company Restricted Stock (as defined below). If the directors and executive officers were to tender all 1,200,522 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and executive officers (and their affiliates) would receive an aggregate of $35,415,399 in cash, without interest. For a description of the treatment of stock options and restricted stock awards held by the directors and executive officers of the Company, see below under the headings “Effect of the Merger Agreement on Stock Options” and “Effect of the Merger Agreement on Restricted Stock”. The beneficial ownership of Shares of each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

The following table sets forth, as of March 15, 2012, the cash consideration that each director, executive officer, and their affiliates would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares (excluding shares subject to the exercise of Options and vesting of Company Restricted Stock) pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Shares	Consideration Payable in Respect of Shares
Larry G. Gerdes	472,415	$13,936,243
Joseph B. Bleser	18,046	$532,357
Joseph C. Clayton	3,947	$116,437
James D. Edwards	15,000	$442,500
Walter S. Huff, Jr.	442,750	$13,061,125
Charles E. Thoele	19,082	$562,919
Susan McGrogan	223,532	$6,594,194
Lance Cornell	5,750	$169,625

Merger Agreement

Effect of the Merger Agreement on Stock Options

Pursuant to the Merger Agreement, at the Acceptance Time, each option, whether vested or unvested, to purchase Shares outstanding (an “Option”) under the 2009 Stock Incentive Plan, 2007 Stock Incentive Plan, 2005 Stock Incentive Plan, the 2003 Stock Incentive Plan or the 2001 Stock Option Plan (the “Company Stock Plans”) immediately prior to the Acceptance Time will, as of the Acceptance Time, be cancelled and extinguished and automatically converted into the right to receive an amount in cash equal to the product of (x) the aggregate number of Shares issuable pursuant to such Option as of the Acceptance Time and (y) the Offer Price, less the per share exercise price of the Option (the “Option Spread Value”). The Option Spread Value will be payable by the Company to the holder of such Option as soon as practicable following the Acceptance Time.

The table below sets forth information regarding the Options held by the Company’s directors and executive officers as of March 15, 2012 having an exercise price per Share less than $29.50 that would be canceled and extinguished and automatically converted into the right to receive the Option Spread Value, assuming that the Acceptance Time occurred on April 20, 2012 for illustrative purposes of determining the number of unvested Options.

	Vested Options to be Converted to the Option Spread Value		Unvested Options to be Converted to the Option Spread Value		Option Spread Value from Vested Options	Option Spread Value from Unvested Options	Total Option Spread Value
Name	Number of Shares	Weighted Average Exercise Price per Share	Number of Shares	Weighted Average Exercise Price per Share
Larry G. Gerdes	170,000	$4.62	—	—	$4,229,600	0	$4,229,600
Joseph B. Bleser	26,666	$10.89	3,334	$13.03	$496,254	$54,911	$551,165
Joseph P. Clayton	26,666	$9.40	3,334	$13.03	$535,987	$54,911	$590,898
James D. Edwards	16,666	$13.35	3,334	$13.03	$269,156	$54,911	$324,067
Walter S. Huff, Jr.	31,666	$8.30	3,334	$13.03	$671,319	$54,911	$726,230
Charles E. Thoele	31,666	$8.30	3,334	$13.03	$671,319	$54,911	$726,230
Susan McGrogan	103,749	$7.18	11,251	$11.52	$2,315,678	$202,293	$2,517,971
Lance Cornell	132,500	$5.36	7,500	$11.41	$3,198,550	$135,675	$3,334,225

Effect of the Merger Agreement on Restricted Stock

Pursuant to the Merger Agreement, at the Acceptance Time, each Share outstanding under any of the Company Stock Plans or otherwise that is unvested or is subject to a repurchase option, risk of forfeiture or other condition on title or ownership (the “Company Restricted Stock”) which remains outstanding and subject to any vesting restriction or right of repurchase will automatically be cancelled, and each share of Company Restricted Stock will be converted into the right to receive an amount of cash equal to the Offer Price (such amount, the “Restricted Share Value”). The Restricted Share Value will be payable by the Company to the holder of such Company Restricted Stock as soon as practicable following the Acceptance Time.

The table below sets forth the number of shares of Company Restricted Stock held by the Company’s directors and executive officers as of March 15, 2012 that will be converted into the right to receive the Restricted Share Value following the Acceptance Time, assuming for illustrative purposes that the Acceptance Time occurred on April 20, 2012.

Name	Shares of Company Restricted Stock	Restricted Share Value
Larry G. Gerdes	12,500	$368,750
Joseph B. Bleser	1,916	$56,522
Joseph C. Clayton	1,916	$56,522
James D. Edwards	1,916	$56,522
Walter S. Huff, Jr.	1,916	$56,522
Charles E. Thoele	1,916	$56,522
Susan McGrogan	37,000	$1,091,500
Lance Cornell	26,000	$767,000

Non-Competition Agreement

Concurrently with the execution and delivery of the Merger Agreement, each of the Key Executives also entered into the Transcend Services, Inc. Employee Proprietary Information, Inventions and Non-Competition Agreement (the “Company Non-Competition Agreement”), which requires each Key Executive to hold in confidence both Company proprietary information and third party proprietary information. Under the Company

Non-Competition Agreement, each executive officer has agreed to assign all right, title and interest in any inventions and works of authorship which are considered works made for hire, together with any related intellectual property rights, to the Company. Each Key Executive has also agreed to assist the Company in enforcing all intellectual property rights on any assigned inventions, works of authorship and works made for hire. Pursuant to the terms of the Company Non-Competition Agreement, each Key Executive has agreed not to compete with the Company during the period of his or her employment and for one year thereafter, without express written consent from the Company. During employment and for one year after termination, each Key Executive will not solicit business that is competitive with the Company from any client or customer of the Company, as of the date of termination. Each Key Executive has also agreed not to solicit any current or future employees of the Company or its subsidiaries during employment and for one year after termination, without written consent. The foregoing description of the Company Non-Competition Agreement does not purport to be complete and is qualified in its entirety by reference to the Company Non-Competition Agreement, the form of which is filed as Exhibit (e)(8) to this Schedule 14D-9 and incorporated herein by reference.

Retention Bonus Plan

Concurrently with the execution and delivery of the Merger Agreement, the Compensation Committee of the Board adopted the Transcend Services, Inc. Retention Bonus Plan (the “Retention Bonus Plan”). The purpose of the Retention Bonus Plan is to provide cash retention bonuses to incentivize certain key employees, including each of the Company’s named executive officers, to remain with the Company through the completion of a change of control transaction. The key employees eligible for participation in the Retention Bonus Plan are determined by the officers of the Company, and the retention bonuses vary based on whether or not the change in control transaction closes. If the transaction does not close, the retention bonus levels for the named executive officers, as approved by the Board, are $220,000 each for Larry Gerdes, Susan McGrogan, and Lance Cornell. If the transaction does close, Mr. Gerdes will receive a retention bonus of $290,000, and Mr. Cornell and Ms. McGrogan each will be recommended to receive $500,000 worth of RSUs from Parent under his or her respective Offer Letter in lieu of any payments under the Retention Bonus Plan. For all other U.S. employees, bonuses for the successful closing of such a transaction range from $15,000 to $35,000 each, and non-closing bonuses range from $7,500 to $17,000 each. In no event will the total non-executive officer retention bonuses exceed $1,300,000 if the transaction closes or $650,000 if the transaction does not close, and each participant’s bonus shall be reduced on a pro rata basis accordingly if the total of individual bonuses exceeds the aggregate cap. The foregoing description of the Retention Bonus Plan does not purport to be complete and is qualified in its entirety by reference to the Retention Bonus Plan filed as Exhibit (e)(9) to this Schedule 14D-9 and incorporated herein by reference.

Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed to take all steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Shares (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the Offer, the Merger and the other transactions contemplated by the Merger Agreement by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Employee Matters

The Merger Agreement provides that during the period from the date upon which the consummation of the Merger shall take place (the “Closing Date”) until the 12-month anniversary thereof, Parent will, or will cause its subsidiaries to, provide to each person who is employed by the Company or any of its subsidiaries immediately prior to the Effective Time and who remains in the employment of the Company and its subsidiaries on or after the Effective Time (the “Continuing Employees”): (i) annual base salary in an amount no less than the amount in effect for such Continuing Employees immediately prior to the Acceptance Time; (ii) the amount of bonus earned for fiscal year 2012 in accordance with the Company’s bonus plan in effect for such Continuing Employee immediately prior to the Acceptance Time, which bonus shall be payable at the time it would otherwise be payable pursuant to such bonus plan, unless such Continuing Employee’s employment is terminated by the Company or such subsidiary without cause (such term having the meaning accorded to it under Georgia common law, including but not limited to such Continuing Employee’s violation of the Company’s Code of Conduct) in which case such bonus will be payable at the time of such termination and will be prorated with respect to the date of such termination; and (iii) benefits, including paid time off, 401(k), health and severance) that are not materially less favorable (taken as a whole) than those provided to similarly situated employees of Parent during such period.

Exculpation and Indemnification of Directors and Officers

The Company’s certificate of incorporation eliminates, as permitted by Section 102(b)(7) of the DGCL, the personal liability of directors for monetary damages to the Company or its stockholders for breach of their fiduciary duties as directors; provided, however, that the Company’s certificate of incorporation and Section 102(b)(7) of the DGCL do not permit the Company to eliminate or limit liability (i) for any breach of a director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or redemption of shares, or (iv) for any transaction from which a director derived any improper personal benefit.

The Company’s bylaws provide for the indemnification, to the fullest extent permitted by law, of any person made, or threatened to be made, a party to an action, suit or proceeding by reason of the fact that he, his testator or intestate is or was a director or officer of the Company, or serves or served any other corporation at the request of the Company. Section 145 of the DGCL governs the indemnification of directors, officers, employees and agents. Under Section 145(a) of the DGCL, the Company has the power to indemnify any person who is or was, or who is threatened to be made, a party to any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another business entity or enterprise. Section 145(a) permits indemnification if the indemnified party acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe the party’s conduct was unlawful. If the required standard of conduct is met, indemnification under Section 145(a) may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnified party in connection with the proceeding giving rise to indemnification. With respect to threatened, pending or completed actions or suits by or in the right of the Company to procure a judgment in its favor, a similar standard of indemnification exists under Section 145(b) of the DGCL, except that no indemnification may be made in connection with any claim, issue or matter as to which the director, officer, employee or agent seeking indemnification is adjudged liable to the Company, unless there is a court determination that such person is fairly and reasonably entitled to indemnity.

Section 145(e) of the DGCL provides that expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Company upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Company. In addition, both Section 145(f) of the DGCL and the Company’s bylaws specifically state that indemnification provisions shall not be deemed exclusive of any other indemnity rights a director or officer may have. Under the Company’s bylaws, rights to indemnification continue as to a person who has ceased to be an officer or director and inure to the benefit of the heirs, executors and administrators of such a person. The Company and its officers and directors are covered by an executive liability policy which i) reimburses the Company for its indemnification of the officers and directors and ii) in situations where the Company does not or cannot indemnify them, indemnifies them directly for any losses or liabilities arising from any alleged “wrongful act,”

including any alleged breach of duty, neglect, error, misstatement, misleading statement, omissions or other act done or wrongfully attempted. The Company pays the cost of such insurance as permitted by the Company’s bylaws and the DGCL.

Under the Merger Agreement, Parent is obligated to cause the Surviving Corporation and its subsidiaries to honor and fulfill in all respects the obligations of the Company and its subsidiaries under their respective certificates of incorporation and bylaws (and other similar organizational documents) and all indemnification agreements in effect as of the date of the Merger Agreement between the Company or any of its subsidiaries and any of their respective current or former directors and officers (each an “Indemnified Party” and together the “Indemnified Parties”). For a period of six years after the Effective Time, the certification of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable, with respect to exculpation, indemnification and advancement of expenses of current or former directors and officers of the Company for periods at or prior to the Effective Time, than the provisions set forth in the Company’s certificate of incorporation and bylaws at the time the parties executed the Merger Agreement.

Under the Merger Agreement, for a period of six years after the Effective Time, Parent and the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance (the “D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance as of the Effective Time, on terms with respect to the coverage and amounts no less favorable, in the aggregate than those of the D&O Insurance in effect on the date of the Merger Agreement. However, in no event shall Parent and the Surviving Corporation be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year. Prior to the Effective Time, notwithstanding anything to the contrary set forth in the Merger Agreement, the Company may purchase with Parent’s prior written approval (not to be unreasonably withheld) a six-year “tail” prepaid policy (the “Tail Policy”) on the D&O Insurance on terms and conditions no less favorable, in the aggregate, than the D&O Insurance.

For further information with respect to the arrangements between the Company or Parent and the Key Executives, see the information included under “Item 8. Additional Information —Information Regarding Golden Parachute Compensation,” which is hereby incorporated into this Item 3 by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board

On March 6, 2012, at a meeting duly called and held prior to the execution of the Merger Agreement, the Company Board, among other things: (i) unanimously determined that the Merger Agreement is advisable, (ii) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of the Company and its stockholders, (iii) unanimously approved the Merger Agreement and the transactions contemplated thereby, including approval that the Merger, the Offer and the transactions contemplated by the Merger Agreement are not and will not be subject to the provisions of, or any restrictions under, the provisions of Section 203 of the DGCL; and (iv) unanimously resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the applicable provisions of Delaware law, approve and adopt the Merger Agreement and the Merger (the “Company Board Recommendation”).

The Company Board unanimously recommends that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by applicable provisions of Delaware law, approve and adopt the Merger Agreement and the Merger.

A copy of the letter to the Company’s stockholders, dated March 20, 2012, communicating the recommendation of the Company Board is included as Exhibit (a)(8) to this Schedule 14D-9, and is incorporated herein by reference.

Background of the Offer

Our Board and management have regularly considered and evaluated strategic opportunities and possible business combination transactions as part of an ongoing evaluation of the business, strategic and financial position of the Company to enhance stockholder value. In May 2011, our Board and management initiated a process to review strategic alternatives available to the Company, including possible significant acquisition transactions, possible strategic business combination transactions and possible transactions involving a sale of the Company. Lazard Frères & Co., LLC (“Lazard”) assisted the Company in connection with this review.

After consultation with the Board and representatives of Lazard, our executive management, with Board approval, initially determined to explore a potential strategic business transaction with a leading medical transcription company (“Company A”). Shortly thereafter, the Company’s management began to consider potential strategic transactions with Parent. These discussions ultimately led to negotiations solely between Parent and the Company relating to a potential acquisition of the Company’s outstanding common stock by Parent. Management concluded that such a transaction had the opportunity to be more attractive from a business and financial perspective, in the first instance, than other potential transactions available to the Company, including, for example, the Company’s license of Parent’s technology or a potential transaction between the Company and Company A.

The Company entered into a mutual nondisclosure agreement with Company A, effective May 31, 2011. As detailed below, from May through August 2011, the Company’s management had a number of meetings and discussions with Company A’s management and Parent’s management to explore these potential business combination transactions.

On June 2, 2011, Larry Gerdes, Chief Executive Officer of the Company, Lance Cornell, Chief Financial Officer of the Company, Susan McGrogan, President and Chief Operating Officer of the Company and other members of the Company’s management met with Paul Ricci, Chief Executive Officer of Parent, Janet Dillione, Executive Vice President and General Manager, Health Care Division of Parent, and Peter White, Vice President, Strategic Planning, Business Development, Partnerships of Parent, in Atlanta, Georgia to discuss a potential strategic partnership between the Company and Parent, pursuant to which Parent would become the Company’s speech recognition technology provider and/or license certain technology to the Company.

On June 6, 2011, Mr. Gerdes, Mr. Cornell and Ms. McGrogan and a representative of Lazard met with members of Company A’s management in Atlanta, Georgia to discuss possible structures for a proposed business combination transaction involving the Company and Company A. These discussions did not result in any specific transaction structures or proposals.

On July 11, 2011, Company A entered into a definitive agreement to acquire the Company’s speech recognition technology provider. At that time the Company was in contract renewal negotiations with its speech recognition technology provider, which negotiations had been ongoing since January, 2011.

On July 14, 2011, Mr. Gerdes, Mr. Cornell and Ms. McGrogan held a telephonic meeting with Ms. Dillione to discuss possible strategic business opportunities, including potential joint ventures related to the provision of technology and other services. On July 15, 2011, the Company and Parent entered into a mutual non-disclosure agreement, pursuant to which each party would be granted access to non-public financial and other information about the other party, subject to the restrictions set forth in the agreement.

On July 17, 2011, the Board held a telephonic meeting with members of the Company’s management, as well as its financial and legal advisors. During this meeting, the Company’s management updated the Board as to the preliminary strategic discussions with Parent, and indicated that they expected to have further discussions with Parent as to potential strategic partnerships over the course of the next few months.

On July 25, 2011, Mr. Gerdes, Mr. Cornell, Ms. McGrogan and other members of the Company’s management, together with representatives of Lazard, met with Fred Heller, Vice President, Corporate Development of Parent, Mr. White, Ms. Dillione, and Bruce Bowden, Executive Vice President, Corporate

Strategy and Development of Parent and Parent’s financial advisor, Evercore Partners Inc., which we refer to as “Evercore”, in Atlanta, Georgia. The Company provided Parent with summary presentation materials that detailed a potential strategic partnership between the two parties. The parties did not come to a specific agreement as to how such a strategic partnership would be structured.

On July 28, 2011, the Board held a telephonic meeting with members of the Company’s management, as well as the Company’s legal and financial advisors. During this meeting, the Company’s management provided the Board with a summary of its July 25 meeting with Parent, and indicated that no definitive resolution was reached at the meeting.

During August 2011, the Company continued to have informal discussions with Parent regarding potential strategic partnerships, and the Company provided confidential business, financial and operational information regarding the Company to Parent pursuant to the non-disclosure agreement.

On August 10, 2011, the Company entered into a new agreement with its speech recognition technology provider. On August 18, 2011, the acquisition of the Company’s speech recognition technology provider by Company A closed.

On August 31, 2011, Mr. Gerdes met with the Chief Executive Officer of Company A in Atlanta, Georgia to continue the discussions regarding potential strategic joint venture or other potential business combination transactions.

On September 11, 2011, Mr. Gerdes, Ms. McGrogan and a representative from Lazard held an in-person meeting with Company A’s principal investors in Greenwich, Connecticut. Discussions centered on a possible combination of the Company with Company A in an all-stock merger transaction. After consultation with Lazard, Company management determined that the relative valuation of Company’s A stock indicated by Company A’s principal investors was too high for the Company to continue discussions with Company A.

On September 14, 2011, Mr. Gerdes and Ms. McGrogan met with Mr. Ricci and Ms. Dillione in Atlanta, Georgia. Discussions centered on the possible purchase by Parent of all of the Company’s outstanding common stock. During this meeting, Mr. Ricci indicated to Mr. Gerdes that Parent would consider an acquisition of all of the Company’s outstanding common stock at a price of $31.50 per Share. Mr. Gerdes indicated that he would need to discuss the proposal with the Board, but that he thought the Board would be receptive to a transaction at $35.00 per Share. Mr. Ricci stated that $32.50 per Share would be the highest price Parent could offer, and noted that Parent would require the Company to negotiate exclusively with Parent during the period required to complete due diligence and negotiate definitive documentation.

In telephone conversations over the next two weeks among the Company, Parent and their respective financial advisors, Mr. Gerdes and representatives of Lazard continued to request a higher offer price, but Parent reiterated that $32.50 per Share was the highest price it was prepared to offer. These telephone conversations also touched on certain process matters such as timing and exclusivity.

Mr. Gerdes met with Mr. Ricci on September 22, 2011 in Palo Alto, California to further discuss the transaction and proposed terms.

On September 28, 2011, the Board held a telephonic meeting for the purpose of reviewing and discussing the proposed transaction with Parent. Members of the Company’s management, as well as representatives from Lazard and the Company’s legal advisors attended the meeting. At the meeting, the Board determined to engage Latham & Watkins LLP (“Latham”) to act as special outside legal counsel to the Board in connection with the proposed transaction, with the support of the Company’s regular outside counsel, Womble Carlyle Sandridge & Rice, LLP (“Womble,” and together with Latham, the Company’s “legal advisors”). The Board also noted that it had in place an ad hoc Transaction Committee composed of Messrs. James Edwards (Chairman), Joseph Bleser and Charles Thoele, all independent directors, to act as a resource for, and provide guidance to, management and the legal and financial advisors in connection with the proposed transaction with Parent. The Transaction Committee did not have authority to approve the proposed transaction. The legal advisors reviewed the Board’s fiduciary responsibilities with respect to a proposed transaction with Parent. Lazard reviewed certain preliminary business and financial information with respect to the proposed transaction at a price of $32.50 per Share. The Board determined to proceed with negotiations with Parent regarding the proposed transaction, but instructed management and the legal and financial advisors to clarify certain other principal terms of the proposed transaction, including deal structure, termination fees, antitrust-related covenants and conditions, and the extent to which Parent would bear the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider. It was noted that the decision to enter into exclusive negotiations with Parent would depend upon whether the other principal terms were satisfactory to the Company.

Between September 28 and October 9, 2011, the Company’s legal and financial advisors engaged in discussions with Parent’s legal advisors, Wilson Sonsini Goodrich & Rosati PC (“WSGR”), and Evercore, regarding the principal terms of the proposed transaction. The representatives of Parent agreed that Parent would use a tender offer structure to facilitate an accelerated timeline and increase the certainty of consummating a transaction. The legal and financial advisors also discussed the terms of possible exclusivity and standstill arrangements between the Company and Parent.

On October 9, 2011, the Transaction Committee of the Board held a telephonic meeting, together with management and the legal and financial advisors, to discuss the status of the negotiations with Parent. The Company’s legal advisors reviewed the principal transaction terms that had been addressed in their initial conversations with Parent’s legal advisors. It was determined that the Company’s legal and financial advisors should advise Parent that the Company would proceed with exclusive negotiations at the proposed price of $32.50 per Share only following satisfactory resolution of the other principal terms, including a Company termination fee of no more than 3% of the transaction’s equity value, Parent’s agreement to certain antitrust-related covenants, including a “reverse breakup fee” in the event that antitrust approval is not obtained and Parent’s agreement to bear the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider. The Transaction Committee also approved the formal engagement of Lazard as the Company’s exclusive financial advisor with respect to the proposed transaction.

Shortly after the October 9th meeting, the Company’s legal and financial advisors contacted their appropriate counterparts with Parent’s legal and financial advisors to discuss the open principal terms. The legal and financial advisors continued to discuss these principal terms over the course of the next two weeks.

On October 23, 2011, the Board held a telephonic meeting, together with management and the Company’s legal and financial advisors. The legal advisors provided the Board with a status update on the negotiation of the principal terms of the proposed transaction, specifically that (a) the proposed offer price remained at $32.50 per Share, (b) Parent had proposed a break-up fee equal to 3% of the transaction’s equity value, (c) Parent had proposed a “reverse break-up fee” equal to 3% of the transaction’s equity value, (d) Parent had agreed that it would bear the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider and (e) Parent had requested that Mr. Lance Cornell, Chief Financial Officer of the Company, and Ms. Susan McGrogan, President and Chief Operating Officer of the Company, enter into employment arrangements with Parent. The legal advisors also noted that Parent had reiterated its requirement of exclusive negotiations with the Company, and in return, was willing to grant the Company a customary standstill and employee non-solicit agreement. The Company and the financial advisors discussed certain financial aspects of the proposed transaction, as well as potential transaction alternatives. It was noted that Parent was viewed as a good strategic partner for the Company and was willing and able to enter into negotiations at a transaction value acceptable to the Company. In addition, it was noted that Company A, the other potential strategic partner identified by the Company, was not prepared to enter negotiations at transaction value ranges acceptable to the Company and that, based on a review of other potential acquirors, other potential financial and other strategic buyers were not likely to have the willingness or ability to offer as high a price as Parent. It was also noted that any definitive agreement with Parent would allow the Company to consider and respond to any superior proposal that any other potential strategic or financial buyer determined to submit after signing. After discussion, the Board determined that it was appropriate for the Company to enter into a period of exclusive negotiations with Parent, on the basis of the proposed price and other principal terms, for purposes of allowing Parent to complete business and legal due diligence and the parties to negotiate definitive transaction documentation.

On October 27, 2011, the Company and Parent entered into an exclusivity agreement providing for a 30-day exclusivity period, as well as an amendment to the parties’ mutual non-disclosure agreement providing for a one-year standstill period and a 17-month employee non-solicitation provision. On October 31, 2011, the Company opened its confidential electronic dataroom to Parent, and Parent commenced its business and legal due diligence processes.

On November 3, 2011, Parent’s legal advisors distributed an initial draft of the merger agreement to the Company and its legal advisors. The Company’s legal advisors and Lazard reviewed the draft merger agreement and, after discussion with management, distributed a revised draft of the merger agreement to Parent’s legal advisors on November 8, 2011.

On November 10, 2011, the Board held a telephonic meeting, together with the Company’s management, Lazard and the Company’s legal advisors. Management provided the Board with an overview of certain financial projections for the Company that reflected the financial forecasts of the Company as a stand-alone entity, and the Company’s legal advisors reviewed the status of negotiations with Parent and its legal advisors. The Company’s legal advisors discussed the following open issues in the draft merger agreement: (a) the treatment of employee options and equity incentive awards, (b) the treatment of certain antitrust-related matters (including the mechanics around payment of the “reverse breakup fee” and the time period for extension of the termination date in the event of regulatory delays), and (c) the language in the merger agreement pursuant to which Parent would accept the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider. The Board determined that the Company’s legal advisors should continue to negotiate the terms of the merger agreement with Parent’s legal advisors.

Over the course of the next week, the Company’s legal advisors continued to negotiate the open terms of the merger agreement with Parent’s legal advisors.

On November 16, 2011, the Board held a telephonic meeting, together with the Company’s management and legal advisors, to discuss the business risk related to any potential improper termination or other action by the Company’s speech recognition technology provider, as well as certain mitigation strategies that the Company could undertake to address those risks. The Board determined that, as a condition to proceeding with the transaction, Parent would be required to accept the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider. The Board also instructed the Company’s management and legal advisors to develop business and legal strategies for addressing an improper termination or other action by the Company’s speech recognition technology provider.

Between November 16 and November 23, 2011, the Company’s legal advisors continued discussions with Parent’s legal advisors regarding the draft merger agreement. On November 21, 2011, the parties agreed to extend the exclusivity period until December 2, 2011. On November 23, 2011, the Board held a telephonic meeting, at which the Company’s legal advisors reviewed the status of the discussions with Parent and their representatives, as well as the extension of the exclusivity period.

On November 30, 2011, the Board held an in-person meeting in Atlanta, Georgia, for the purpose of reviewing and discussing the legal and financial terms of the proposed transaction with Parent. Members of the Company’s management, as well as representatives from Lazard and the Company’s legal advisors, attended the meeting. The Company’s financial advisors reviewed certain preliminary financial analyses with respect to the proposed transaction. The Company’s legal advisors provided legal advice regarding the fiduciary duties of the Board in this context, and described the principal terms of the merger agreement and the other related transaction documents. The Board instructed management and its advisors to continue negotiations with Parent in an effort to agree upon definitive transaction documentation as soon as possible. Shortly after the meeting, the Company’s legal advisors distributed a revised draft of the merger agreement to Parent’s legal advisors.

On December 1, 2011, Mr. Gerdes and Mr. Cornell held a telephonic meeting with Mr. Heller. Mr. Heller informed Mr. Gerdes and Mr. Cornell that Parent would not be in a position to sign a definitive merger agreement before the December 2nd expiration of the exclusivity period. In addition, scheduling complications prevented Parent from presenting the proposed transaction to its board of directors until December 15, 2011 at the earliest. Shortly after the telephonic meeting, representatives of Parent sent Mr. Cornell a letter proposing to extend the exclusivity period. The Company did not extend the exclusivity period any further beyond December 2nd.

Over the course of the next five weeks, the parties’ respective legal advisors continued their discussions regarding certain diligence matters, including the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider. As a part of a contingency plan in the event of such termination, the Company’s management and legal advisors negotiated a form of technology platform agreement with Parent, pursuant to which Parent would agree to provide its technology platform to the Company. In addition, the terms of Ms. McGrogan’s and Mr. Cornell’s employment agreements with Parent were negotiated during this time. Towards the end of this time period, representatives of Parent advised the Company that Parent’s board of directors was scheduled to meet during the first week of January 2012, and would possibly consider the proposed transaction at that meeting.

On January 10, 2012, the Board held a telephonic meeting, together with the Company’s management, and legal and financial advisors, to discuss the status of the proposed transaction with Parent. The Board expressed concern over the lack of progress on open issues, and determined that management should terminate due diligence access for Parent’s representatives and request that Parent return the Company’s confidential information in its possession. In addition, any further discussion with Parent or its advisors was to remain limited until Mr. Gerdes had discussed the status of the transaction with Mr. Ricci. It was noted that absent a favorable proposal from Mr. Ricci with respect to finalizing the transaction, or other progress in connection with negotiations, the Company would likely terminate discussions with Parent with respect to the proposed transaction.

On January 13, 2012, Mr. Gerdes spoke with Mr. Ricci regarding the status of the proposed transaction. Mr. Ricci indicated that Parent was not willing to agree to the Company’s proposals with respect to, among other things, the allocation to Parent of the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider. Mr. Gerdes indicated that the Company was not willing to proceed with a transaction absent such terms and notified Mr. Ricci that the Company was terminating discussions with Parent with respect to the proposed transaction.

On February 2, 2012, the Company announced its operating results and certain other related information for the three months and twelve months ended December 31, 2011. The announcement reflected higher than expected operating costs, though continued strong organic revenue growth. Following the announcement, the Company’s stock price declined by approximately 17%, from $25.20 to $20.94, by the close of trading on February 2, 2012.

On February 15, 2012, Mr. Gerdes and Mr. Cornell held an in-person meeting with representatives of Company A to discuss various business and strategic matters. In a private meeting with Mr. Gerdes, a representative of Company A indicated that Company A would not be in a position to consider a potential business combination transaction with the Company for at least the next three months.

On February 22, 2012, Mr. Ricci telephoned Mr. Gerdes to inquire about re-engaging in discussions with respect to a possible acquisition of the Company by Parent. Mr. Ricci agreed to send the Company a non-binding written proposal letter, which was delivered to the Company on February 22, 2012. Parent’s letter proposed, among other things, an offer price of $28.00 per Share, that Parent would bear the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider, and that the closing of the transaction would be subject to the condition that the Company demonstrate its ability to migrate its customers onto Parent’s technology platform (referred to in this Schedule 14D-9 as the “eScription Transition Condition”), provided that the eScription Transition Condition would automatically be deemed satisfied within nine months of signing a definitive merger agreement, regardless of whether the Company successfully performed the applicable customer migration. On February 23, 2012, Parent’s legal advisors distributed a revised draft of the merger agreement to address Parent’s non-binding proposal.

Shortly after receiving Parent’s written proposal, Mr. Gerdes had a telephone conversation with Mr. Ricci, during which Mr. Gerdes indicated that he would need to discuss the proposal with the Board, but that he thought the Board would be receptive to a transaction at $31.50 per Share. Mr. Ricci advised Mr. Gerdes that Parent’s offer was $28.00 per Share.

On February 25, 2012, the Board held a telephonic meeting, together with the Company’s management and legal and financial advisors, to discuss Parent’s most recent proposal. Lazard reviewed management’s current financial projections that reflected the financial forecasts of the Company as a stand-alone entity, and which had been updated based on the Company’s results from the fourth quarter of 2011 (and which are summarized in “Item 8. Additional Information — Financial Forecasts” of this Schedule 14D-9), and certain preliminary financial analyses of the proposed transaction. The Company’s legal advisors discussed the status of the draft merger agreement and the certain open issues presented by Parent’s latest proposal. It was determined that the Company should not accept the eScription Transition Condition unless Parent agreed that the conditions related to the accuracy of the Company’s representations and warranties and the absence of a material adverse event would be deemed satisfied upon receipt of relevant antitrust approvals. The Board also noted that a $32.50 price per Share was no longer realistic given the updated financial forecasts for the Company. It was determined that Mr. Gerdes should telephone Mr. Ricci to request that Parent submit its best and final price and to advise Mr. Ricci that the Company would only accept the eScription Transition Condition if the above-mentioned conditions were deemed satisfied upon receipt of relevant regulatory approvals. Shortly after the meeting, Mr. Gerdes spoke with Mr. Ricci and conveyed the Company’s position.

On February 27, 2012, Mr. Ricci called Mr. Gerdes and stated Parent’s best and final price was $29.00 per Share. Mr. Ricci also told Mr. Gerdes that Parent would agree to the satisfaction of the above-mentioned conditions upon the receipt of relevant regulatory approvals, in order to retain the eScription Transition Condition. Later that day, the Board held a telephonic meeting, together with the Company’s management and financial and legal advisors, to discuss Parent’s latest proposal. Mr. Gerdes updated the Board on his conversation with Mr. Ricci. After discussion, the Board determined to proceed with negotiations with Parent on the terms proposed, subject to the requirement that the parties enter into a definitive merger agreement by no later than March 2, 2012. Mr. Gerdes subsequently spoke with Mr. Ricci and conveyed the Company’s position.

Between February 27 and March 2, 2012, the Company’s legal advisors continued to negotiate the terms of the merger agreement and related documents with Parent’s legal advisors. On March 2, 2012, Parent’s legal advisors distributed a draft merger agreement and related disclosure schedules to the Company’s legal advisors, which the Company’s management, after consultation with its legal advisors, concluded did not reflect the intended allocation to Parent of the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider. Later that day, the Board held a telephonic meeting, together with Company’s management and legal and financial advisors, to review Parent’s proposal and discuss the open issues in the merger agreement. The Board determined that Parent’s latest revisions to the merger agreement and related disclosure schedules were inconsistent with prior business discussions, which the Board determined adversely impacted the level of certainty for the Company in the transaction. As a result, the Board determined to reject Parent’s proposal and terminate discussions with Parent. Shortly after the meeting, the Company’s legal advisors notified Parent’s legal advisors by telephone that the Board had instructed the Company’s management and advisors to terminate discussions.

During the evening of March 2nd and during the ensuing days, Parent’s management and legal and financial advisors contacted the Company’s management and legal and financial advisors seeking to continue the transaction discussions. On March 4, 2012, Mr. Ricci called Mr. Gerdes to discuss the status of the proposed transaction and seeking to continue discussions. Mr. Gerdes indicated to Mr. Ricci that the Board was not prepared to reconsider the proposed transaction unless Parent agreed to the Company’s proposed language in the merger agreement and related disclosure schedules, and either increased its offer price and/or agreed to shorten the nine month period in connection with the eScription Transition Condition. Mr. Ricci indicated that Parent would accept the Company’s proposed contractual language, but would not make any additional price or other concessions. Mr. Gerdes reiterated to Mr. Ricci that the Board was not prepared to reconsider the proposed transaction under those terms.

On March 5, 2012, Mr. Ricci called Mr. Gerdes and said that Parent would increase its offer price to $29.50 per Share, which was Parent’s best and final proposal. Mr. Gerdes stated that he would present Parent’s revised proposal to the Board.

On March 6, 2012, the Board held a telephonic meeting, together with its counsel, members of the Company’s management and legal and financial advisors. Mr. Gerdes provided an update on the transaction negotiations and stated that Parent had increased its offer price to $29.50 per share and agreed to the language required by the Company with respect to the risk allocation related to any potential improper termination or other action by the Company’s speech recognition technology provider. The Company’s legal advisors then reviewed the Board’s fiduciary duties in this context and summarized the principal terms of the Merger Agreement and related documents that had changed in Parent’s final proposal. Representatives from Lazard then reviewed certain financial analyses with respect to the proposed transaction at an offer price of $29.50 per share. Lazard then delivered to the Board an oral opinion, confirmed by delivery of a written opinion dated March 6, 2012, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in such opinion, the $29.50 per share consideration to be paid to holders of shares of Common Stock (other than holders of shares of Common Stock who are entitled to and properly demand an appraisal of their shares, Parent, Purchaser or the Company, or any direct or indirect wholly owned subsidiary of Parent, Purchaser or the Company) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holder. Lazard’s opinion was subsequently confirmed by delivery of a written opinion to the Company after the meeting. The Board then unanimously resolved (i) that the Merger Agreement is advisable, (ii) that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to and in the best interests of the Company and its stockholders, (iii) to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iv) to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, approve and adopt the Merger Agreement and the Merger.

Shortly thereafter, the parties entered into the Merger Agreement and the other transaction documents. The transaction was announced via press release issued by Parent and the Company prior to the market opening on March 7, 2012.

Reasons for the Recommendation of the Company Board

Expected Benefits of the Offer and the Merger

The Offer and the Merger are expected to result in benefits to all stockholders of the Company. In the course of reaching its determination and making the Company Board Recommendation, the Board considered a number of factors and a substantial amount of information. The Board held several telephonic and in-person meetings subsequent to July 17, 2011. In addition, between such meetings, there were substantial additional discussions among members of the Board, the Company’s management, and the legal and financial advisors.

The principal factors and benefits that the Board believes support its recommendation are set forth below:

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Offer Price; Premium to Current and Historical Trading Prices; Comparison with Premiums Paid in Other Transactions. The Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of the Shares to realize fair value in cash for their investment in the Company and provides stockholders certainty of value for their Shares. In addition, the Board considered:

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the fact that the Offer Price represents a 40.3% premium to the trading price at which the Shares closed on March 5, 2012, the trading date before the last trading date prior to Parent’s public announcement of its proposal to acquire all outstanding Shares of the Company;

•	the fact that the Offer Price represents a 27.5% premium to the 60-day average closing price of $23.13; and

•	the fact that the premium implied by the Offer Price compares favorably with the premiums paid in other similar transactions.

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Available financial and business information as well as management forecasts. The Board considered the current and historical financial condition, results of operations, competitive position, business, prospects and strategic objectives of the Company, including potential risks involved in achieving such prospects and objectives, and the current and expected conditions in the general economy and in the medical transcription industry, including the potential impact of these conditions in achieving such prospects and objectives. A discussion of these matters can be found in the Company’s Form 10-K for the year ended December 31, 2011, and its other filings with the SEC. The Board also considered the financial projections for fiscal years 2012 through 2016 prepared by the Company’s management, which are disclosed under “Item 8. Additional Information — Financial Forecasts” of this Schedule 14D-9. The Board also considered the risks associated with achieving the Company’s long-term strategic plan as a stand-alone company as compared to the opportunity afforded to the holders of Shares pursuant to the Offer. For further information regarding the financial projections prepared by the Company’s management, see “Item 8. Additional Information — Financial Forecasts” of this Schedule 14D-9.

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Terms of the Merger Agreement. The Board reviewed, considered and discussed with the Company’s management and its financial and legal advisors the terms and conditions of the Merger Agreement and related documents. The Board believed that the provisions of the Merger Agreement were in the best interests of the Company and the Company’s stockholders. In particular:

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No Financing Condition. The Board considered the representation and warranty of Parent that it will have available sufficient funds to satisfy its obligations to cause Purchaser to purchase and pay for the Shares pursuant to the Offer and Merger, and the fact that the Offer is not subject to a financing condition.

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Certainty of Consummating the Offer. The Board considered the fact that the mechanics related to the satisfaction of the conditions in the Merger Agreement provide stockholders with significant certainty that the Offer will be completed and the Merger will be consummated. In particular, (a) the eScription Transition Condition will be deemed satisfied within 9 months of the date of the Merger Agreement, regardless of whether the Company successfully migrates any of its customers onto Parent’s technology platform, (b) the conditions related to (i) the Company’s representations and warranties and

(ii) Company-related material adverse events will be deemed satisfied upon the expiration or termination of any waiting period under the HSR Act (the “Regulatory Condition”) and (c) Parent bears the risk associated with a potential termination or any other adverse effects to the Company’s business or assets arising out of actions taken by the Company’s speech recognition technology provider after announcement of the proposed transaction.

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Termination Right to Accept Superior Proposals. The Board also considered the fact that the Merger Agreement provides that, at any time prior to the Acceptance Time, if the Board receives a bona fide, written Acquisition Proposal (as defined in “Item 7. Purposes of the Transaction and Plans or Proposals” of this Schedule 14D-9) that constitutes a Superior Proposal (as defined in “Item 7. Purposes of the Transaction and Plans or Proposals” of this Schedule 14D-9), the Board can terminate the Merger Agreement to concurrently enter into an agreement with respect to that Superior Proposal, subject to the terms and conditions of the Merger Agreement, including the payment by the Company of the termination fee described in the Merger Agreement (the “Termination Fee Amount”). The Board also considered that the Termination Fee Amount is priced at a reasonable and customary amount.

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Reverse Termination Fee. The Board considered the fact that if the Offer and the Merger have not been consummated by the extended termination date due to the fact that the Regulatory Condition has not been satisfied, the Company may terminate the Merger Agreement and require Parent to pay the Termination Fee Amount to the Company.

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Change in Recommendation. The Board considered the fact that, on the terms and subject to the conditions set forth in the Merger Agreement, the Board may effect a change in its recommendation to the Company’s stockholders in response to an intervening event if it determines in good faith (after consultation with its outside legal counsel) that it is required to effect the change in recommendation in order to comply with its fiduciary duties.

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Extension of Offer Period. The Board considered the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, certain subsequent expiration dates, which would increase the likelihood that the Offer could be consummated.

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Top-Up Option. Under certain circumstances, Purchaser is obligated to exercise the Top-Up Option, which allows Purchaser to purchase at a price per share equal to the Offer Price an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned of record by the Purchaser at the time of such exercise, would constitute one share more than 90% of the Shares then outstanding, which would permit Purchaser to close the Merger (as a “short form” merger under Delaware law) more quickly than alternative structures.

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Financial Analyses and Opinion of Lazard. The Board considered the financial analyses presented by Lazard on March 6, 2012 and Lazard’s oral opinion, confirmed by delivery of a written opinion dated March 6, 2012, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in such opinion, the $29.50 per share consideration to be paid to holders of shares of Common Stock (other than holders of shares of Common Stock who are entitled to and properly demand an appraisal of their shares, Parent, Purchaser or the Company, or any direct or indirect wholly owned subsidiary of Parent, Purchaser or the Company) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders, as more fully described below under the heading “Opinion of Lazard Frères & Co. LLC.”

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Cash Tender Offer; Timing to Completion. The Board considered the form of consideration to be paid to stockholders in the Offer and the Merger and the certainty of value of such cash consideration. The Board also considered the fact that the tender offer structure typically enables holders of Shares to receive cash more quickly than in a one-step merger transaction and can have certain other advantages over a traditional merger.

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Other Strategic Alternatives Available to the Company and Continuing with the Company’s Current Business Plan. The Board reviewed the possible alternatives to the Offer and the Merger (including continuing with the Company’s current business plan), and the perceived short-term and long-term risks and benefits of any such alternatives, including the timing and likelihood of consummating any such alternative. As a result of its review, the Board determined that the Offer and Merger present a favorable opportunity relative to the known and possible alternatives.

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Negotiation Process and Board’s Involvement. The terms of the Offer and Merger were the result of active and intense arms’ length negotiations conducted by the Board and the Company’s management, with the assistance of independent financial and legal advisors. For over eight months, the Board has undertaken an extensive analysis of the value of the Company, has considered issues related to the transaction at several Board meetings and has engaged in extensive negotiations with Parent and its advisors. In particular, the Board terminated negotiations with Parent when Parent’s proposal did not provide the Company with satisfactory certainty of consummating the Offer and the Merger and negotiated for additional concessions from Parent that resulted in the final transaction proposal.

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Appraisal Rights. The Board considered the fact that stockholders who do not tender their Shares pursuant to the Offer will have the right to demand appraisal of the fair value of their shares under the DGCL, whether or not a stockholder vote is required to approve the Merger.

Potentially Negative Factors

The Board also considered potential risks associated with the Offer and the Merger in connection with its evaluation of the fairness of the proposed transaction, including:

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No Participation in the Company’s Future. If the Offer and Merger are consummated, holders of Shares will receive the Offer Price in cash and will no longer have the opportunity to participate in the increases, if any, in the value of the Company and the Company’s future growth prospects, if any.

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Continuing Management. The Board considered the fact that certain members of Company’s management have entered into or may enter into certain agreements, arrangements or understandings with Parent, Purchaser or certain affiliates of Parent and Purchaser regarding employment with, or the right to invest or participate in the equity of, the Surviving Corporation or Parent or any of its subsidiaries. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements among the Company and Parent and Purchaser — Director and Executive Officer Relationships with and Securities Ownership in Parent” of this Schedule 14D-9.

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Termination by Parent. The Board considered the risk that Parent may terminate the Merger Agreement and not complete the Offer in certain limited circumstances, including, subject to certain conditions, if there is a material adverse effect with respect to the Company, or if the Company does not perform certain obligations under the Merger Agreement in all material respects.

•	Failure to Close. The Board considered the risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

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the market price of the Shares, which could be affected by many factors, including (i) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate, and (iii) the possible sale of Shares by short-term investors following the announcement of termination of the Merger Agreement;

•	the Company’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment;

•	the ability to attract and retain key personnel;

•	relationships with customers, suppliers, vendors, purchasing agents and other business partners of the Company; and

•	the risk associated with a potential termination by the Company’s speech recognition technology provider in connection with the Merger.

•	Tax Treatment. The Board considered that the consideration to be received by the holders of Shares in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

•	Regulatory Approval. The Board considered the regulatory approvals that may be required to consummate the Offer and the prospects for receiving any such approvals.

The Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to stockholders of the Company outweigh the negative considerations. The Board determined that the Offer and the Merger represent the best reasonably available alternative to maximize stockholder value with the least risk of non-completion.

This discussion of the information and factors considered by the Board includes the material positive and negative factors considered by the Board, but is not intended to be exhaustive and may not include all of the factors considered by the Board. The Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the interests of the Company and its stockholders. Rather, the Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Company’s management and legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the Board may have given different weight to different factors. It should be noted that this explanation of the reasoning of the Board and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements” of this Schedule 14D-9.

Opinion of Lazard Frères & Co. LLC

Lazard is acting as the Company’s financial advisor in connection with the Offer and the Merger. As part of that engagement, the Company Board requested that Lazard evaluate the fairness, from a financial point of view, to holders of Common Stock (other than holders of shares of Common Stock who are entitled to and properly demand an appraisal of their shares, Parent, Purchaser or the Company, or any direct or indirect wholly owned subsidiary of Parent, Purchaser or the Company) of the consideration to be paid to such holders in the Offer and the Merger, taken together. At a meeting of the Company Board held on March 6, 2012 to evaluate the Offer and the Merger, Lazard delivered to the Company Board an oral opinion, confirmed by delivery of a written opinion dated March 6, 2012, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in such opinion, the $29.50 per share consideration to be paid to holders of shares of Common Stock (other than holders of shares of Common Stock who are entitled to and properly demand an appraisal of their shares, Parent, Purchaser or the Company, or any direct or indirect wholly owned subsidiary of Parent, Purchaser or the Company) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders.

The full text of Lazard’s opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this Schedule 14D-9 as Annex II, and is incorporated herein by reference. The description of Lazard’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The engagement of Lazard and its opinion are for the benefit of the Company Board (in its capacity as such) and such opinion was rendered to the Company Board in connection with its evaluation of the Offer and the Merger. Although Lazard had conversations regarding a potential alternative transaction with one strategic third party in connection with its engagement, Lazard was not otherwise authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with the Company, nor was Lazard requested to consider, and Lazard’s opinion did not address, the relative merits of the Offer and the Merger as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Offer and the Merger. The opinion was not intended to and did not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Common Stock in the Offer or how such stockholder should vote or act with respect to the Offer or the Merger or any matter relating to the Offer or the Merger. The opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of its opinion. Lazard assumed no responsibility for updating or revising such opinion based on circumstances or events occurring after the date of its opinion.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of the Merger Agreement;

•	reviewed certain publicly available historical business and financial information relating to the Company;

•	reviewed various financial forecasts and other data provided to Lazard by the Company relating to the business of the Company;

•	held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	reviewed historical stock prices and trading volumes of the Common Stock; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial forecasts utilized by Lazard in its analyses, Lazard assumed, with the Company’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based.

In rendering its opinion, Lazard assumed, with the Company’s consent, that the Offer and the Merger would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. Lazard also assumed, with the Company’s consent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Offer and the Merger would not have an adverse effect on the Company or the Offer and the Merger. Lazard did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Company obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the $29.50 per share consideration to the extent expressly specified in its opinion) of the Offer and the Merger, including, without limitation, the form or structure of the Offer and the Merger or any agreements or arrangements entered into in connection with, or contemplated by, the Offer and the Merger (including without limitation the Tender and Voting Agreements entered into between Parent and each of the directors and executive officers of the Company). In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer and the Merger, or class of such persons, relative to the $29.50 per share consideration or otherwise. Further, Lazard did not express any opinion as to the price at which the shares of Common Stock would trade at any time subsequent to the announcement of the Offer or the Merger. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

The following is a brief summary of the material financial and comparative analyses that Lazard deemed to be appropriate for this type of transaction and that were reviewed with the Company Board in connection with rendering its opinion. The summary of Lazard’s financial analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. In arriving at its opinion, Lazard did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

In its analyses, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company or transaction used in the analyses is identical to the Company or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies analyzed. The estimates contained in the analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the analyses are inherently subject to substantial uncertainty.

The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard’s financial analyses.

Discounted Cash Flow Analysis

Based on Company forecasts provided to Lazard by the Company’s management (which are summarized in “Item 8. Additional Information – Financial Forecasts”), Lazard performed a discounted cash flow analysis of the Company based on the present value of forecasted unlevered, after-tax free cash flows for fiscal years 2012 through 2016. Lazard calculated estimated terminal values for the Company by applying a range of perpetual growth rates of 3.5% to 4.5% to the Company’s estimated unlevered, after-tax free cash flows for fiscal year 2016. Lazard discounted the unlevered, after-tax free cash flows and terminal values to present value using discount rates ranging from 10.0% to 12.0%, which were derived based on the capital asset pricing model and a range of pre-tax cost of debt figures and debt/capitalization ratios. The capital asset pricing model utilized the following assumptions: (1) the average of the unlevered predicted betas for the Company and MModal Inc., which Lazard noted was within the range of the predicted betas of a broad set of information technology services, business process outsourcing (BPO) and healthcare information technology (HCIT) companies (listed in the below section “Comparable Public Companies Analysis”), (2) a risk-free rate based on the 12-month average yield on the 10-year U.S. Treasury Note, (3) an estimated equity risk premium based on historical market information published by Ibbotson Associates, and (4) a size premium based on historical market information published by Ibbotson Associates. Based upon the foregoing, Lazard calculated implied enterprise value and equity value reference ranges for the Company, resulting in an implied equity value per share range for the

Common Stock of $24.00 to $36.00. Based on the foregoing, Lazard also calculated an implied exit multiple range of 6.8x to 10.7x the Company’s estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for fiscal year 2016, as provided by the Company’s management.

Comparable Public Companies Analysis

Lazard reviewed and analyzed selected public companies in the medical transcription, information technology services and BPO and HCIT industries, whose operations Lazard believed, based on its experience with companies in these industries, to be relevant for purposes of this analysis. In performing these analyses, Lazard reviewed and analyzed certain financial information, implied multiples and market trading data relating to the selected comparable companies and compared such information to the corresponding information for the Company.

The medical transcription companies were:

•	MModal Inc.; and

•	the Company.

The information technology services and BPO companies were:

•	The Dolan Company;

•	EPIQ Systems, Inc.;

•	ExlService Holdings, Inc.;

•	iGATE Corporation;

•	MedAssets, Inc.;

•	Syntel, Inc.;

•	TeleTech Holdings, Inc.; and

•	Virtusa Corporation.

The HCIT companies were:

•	Merge Healthcare Incorporated;

•	Quality Systems, Inc.; and

•	Nuance Communications, Inc.

Although none of the aforementioned selected companies is directly comparable to the Company (other than the Company itself), the companies included are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks and size and scale of business, which Lazard considered relevant for purposes of this analysis.

Based on equity analysts’ estimates and other public information, Lazard reviewed, among other things, the enterprise value of each selected comparable company as a multiple of such comparable company’s estimated EBITDA for fiscal years 2012 and 2013.

Lazard calculated the following multiples for the above comparable companies:

Enterprise Value /EBITDA
	FY2012E	FY2013E
High	15.0x	12.2x
Mean	9.5x	8.3x
Median	8.2x	7.5x
Low	6.4x	5.5x

Based on an analysis of the multiples summarized above, and Lazard’s professional judgment, Lazard selected a reference range as follows: (1) EBITDA multiples of 7.0x to 9.0x to be applied to the Company’s fiscal year 2012 estimated EBITDA provided by the Company’s management, and (2) EBITDA multiples of 6.0x to 8.0x to be applied to the Company’s fiscal year 2013 estimated EBITDA provided by the Company’s management. Based on the foregoing, Lazard determined an implied equity value per share range for the Common Stock of $20.00 to $26.00 per share. Based on the foregoing range and the Company’s estimated earnings for fiscal year 2012, as provided by the Company’s management, Lazard also calculated a range of implied price/earnings ratios for the Common Stock of 14.3x to 18.8x.

Precedent Transactions Analysis

Lazard reviewed and analyzed selected precedent merger and acquisition transactions involving companies it viewed as relevant in the medical transcription services, BPO, transcription technology, and HCIT industries. In performing these analyses, Lazard analyzed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for the Company.

Specifically, Lazard reviewed 15 merger and acquisition transactions since April 2008 involving companies in the medical transcription services, BPO, transcription technology, and HCIT industries for which sufficient public information was available. Although none of the selected precedent transactions or the companies party to such transactions is directly comparable to the transactions contemplated by the Merger Agreement or to the Company, all of the transactions were chosen because they involve transactions that, for purposes of analysis, may be considered similar to the transactions contemplated by the Merger Agreement and/or involve targets that, for purposes of analysis, may be considered similar to the Company.

The precedent transactions reviewed were:

Selected Transcription Services Transactions

Announcement Date	Acquiror	Target
12/20/11	Nuance Communications, Inc.	Vlingo, Inc.
02/03/10	MedQuist Inc.	Spheris Inc.
05/22/08	CBaySystems Holdings Ltd.	MedQuist Inc.

Selected BPO Transactions

Announcement Date	Acquiror	Target
11/16/11	SXC Health Solutions Corp.	HealthTran LLC
07/07/11	NCO Group, Inc.	APAC Customer Services, Inc.
06/01/11	Trillium Capital LLC	Stream Global Services, Inc.
04/05/10	Accelrys, Inc.	Symyx Technologies, Inc.

Selected Transcription Technology Transactions

Announcement Date	Acquiror	Target
07/11/11	MedQuist Holdings Inc.	MultiModal Technologies, Inc.
09/26/10	Virtual Radiologic Corporation	NightHawk Radiology Holdings, Inc.
04/08/08	Nuance Communications, Inc.	eScription, Inc.

Selected Other HCIT Transactions

Announcement Date	Acquiror	Target
12/02/10	SXC Health Solutions Corp.	MedfusionRx, L.L.C.
09/14/10	MedAssets, Inc.	Broadlane Holdings, LLC
09/07/10	Emdeon Inc.	Chamberlin Edmonds Holdings, Inc.
02/22/10	Merge Healthcare Incorporated	AMICAS, Inc.
04/29/08	MedAssets, Inc.	Accuro Healthcare Solutions, Inc.

Lazard reviewed, among other things, the enterprise value of each acquired company implied by the transaction as a multiple of the acquired company’s EBITDA for the last 12 months, or LTM, prior to the public announcement of the relevant transaction. Lazard calculated enterprise value as a multiple of LTM EBITDA for the above selected transactions used in its analysis (other than Nuance Communications, Inc.’s acquisition of Vlingo, Inc. and MedQuist Holdings Inc.’s acquisition of MultiModal Technologies, Inc., for which such information was not publicly available):

Enterprise Value as a Multiple of LTM EBITDA
High	20.7x
Mean	12.1x
Median	12.2x
Low	4.1x

Based on the foregoing analyses and Lazard’s professional judgment, Lazard applied EBITDA multiples of 10.0x to 12.0x to the Company’s fiscal year 2011 EBITDA (pro forma for the full year impact of the Company’s acquisitions of DTS America, Inc. and Salar Inc.), as provided by the Company’s management, and determined an implied equity value per share range for the Common Stock of $25.50 to $30.50.

Other Factors

Lazard also reviewed, for informational purposes, certain other factors that were not considered part of Lazard’s financial analyses with respect to its opinion, including, among other things:

Premiums Paid

Lazard performed a premiums paid analysis based on premiums paid in selected public company transactions in the healthcare equipment and supplies, HCIT, Internet software and services, information technology consulting and services, and professional services industries announced since November 2006, in which the target company was publicly traded and U.S. based, and the transaction value was between $250 million and $750 million. The implied premiums in this analysis were calculated by comparing the per share transaction price to the closing price of the target company’s stock as of one trading day, five trading days and 20 trading days prior to the announcement of the relevant transaction. The results of these calculations are set forth below:

	Premium
	1 Day Prior	5 Days Prior	20 Days Prior
75th Percentile	42.7%	45.2%	50.5%
Mean	32.7%	35.4%	39.3%
Median	32.3%	37.8%	35.1%
25th Percentile	22.1%	23.9%	23.5%

Based on the foregoing results and Lazard’s professional judgment, Lazard applied the 25th percentile and 75th percentile premiums set forth above to the closing price of the Common Stock on March 5, 2012, five trading days and 20 trading days prior to March 6, 2012 and calculated an implied per share equity value range for the Common Stock of $25.50 to $33.00.

52-Week Trading Range

Lazard reviewed price data for shares of the Common Stock for the 52-week period ended March 5, 2012. Lazard observed that, during this period, the closing share price ranged from $20.03 per share to $29.92 per share.

Analyst Price Target Range

Lazard reviewed stock price targets for the Company reflected in publicly available Wall Street research analyst reports. Lazard noted that the low and high stock price targets in such research analyst reports ranged from $27.00 to $34.00 per share.

Miscellaneous

Lazard’s opinion and financial analyses were not the only factors considered by the Company Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company Board or management.

Lazard and Lazard Capital Markets LLC (an entity indirectly held in large part by managing directors of Lazard) have in the past provided certain investment banking services to the Company for which Lazard and Lazard Capital Markets LLC have received compensation, including, during the past two years, Lazard Capital Markets LLC having served as book-runner on a follow-on equity offering by the Company. In addition, in the ordinary course of their respective businesses, Lazard, Lazard Capital Markets LLC and their respective affiliates may actively trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates.

Lazard is an internationally recognized investment banking firm providing a full range of investment banking and other services. Lazard was selected to act as investment banker to the Company because of its expertise and its reputation in investment banking and mergers and acquisitions.

For a description of the terms of Lazard’s engagement as the financial advisor to the Company Board, see the discussion under Item 5 below.

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers, directors, and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not refer to any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Subject to the terms and conditions of the Merger Agreement, the Company has granted Purchaser an irrevocable option to purchase at a price per share equal to the Offer Price that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and its subsidiaries (including Purchaser) at the time of such exercise, constitutes one Share more than 90% of the Shares then outstanding (after giving effect to the issuance of such Shares). A summary of this irrevocable option is described in Item 8 below under the heading “Top-Up Option.”

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements among the Company and Parent and Purchaser — Tender and Voting Agreements” for a description of the Tender and Voting Agreements.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

In connection with Lazard’s services as financial advisor to the Company Board, the Company has agreed to pay to Lazard for such services an aggregate fee currently estimated to be approximately $4.3 million, a portion of which was payable upon the rendering of Lazard’s opinion and approximately $3.3 million of which is contingent upon the closing of the Offer. The Company has also agreed to reimburse Lazard for its reasonable expenses, including the expenses of legal counsel, and to indemnify Lazard and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to security holders of the Company with respect to the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, or affiliates or subsidiaries during the 60 days prior to the filing of this Schedule 14D-9, except in the ordinary course of business in connection with the Company’s employee benefit plans, the Tender and Voting Agreements, the Top-Up Option and the purchase by Larry Gerdes of 5,000 Shares at a price of $21.58 per Share on February 3, 2012.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), the Company is not undertaking and is not engaged in any negotiations in response to the Offer that (a) relate to a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person or (b) relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iii) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

In addition, pursuant to (and subject to certain limitations provided in) the Merger Agreement, the Company has agreed not to, has agreed to cause its subsidiaries not to, and has agreed to direct their respective directors, officers or other employees, controlled affiliates, investment bankers, attorneys, or other advisors or representatives retained by them not to, directly or indirectly:

•

solicit, initiate, knowingly encourage or assist, or knowingly facilitate or induce the making, submission or announcement of, an Acquisition Proposal (as defined below) or an Acquisition Transaction (as defined below);

•

participate or engage in discussions or negotiations with any person (other than Parent or Purchaser or any designees of Parent or Purchaser) regarding an Acquisition Proposal or Acquisition Transaction, or furnish to any person (other than Parent or Purchaser or any designees of Parent or Purchaser) any non-public information relating to the Company or any of its subsidiaries, or afford any person access to the business, properties, assets, books or records of the Company or any of its subsidiaries, or knowingly take any other action with the intent to encourage, assist or facilitate an Acquisition Proposal or any inquiries or the making of a proposal that would reasonably be excepted to lead to an Acquisition Proposal;

•	terminate, amend, waive or fail to enforce any rights under any “standstill” or other similar agreement between the Company and any of its subsidiaries and any person (other than Parent);

•

enter into any letter of intent, memorandum of understanding, definitive agreement or similar document or contract relating to any Acquisition Proposal or Acquisition Transaction (other than the Confidentiality Agreement or any definitive agreement with respect to a Superior Proposal (as defined below) entered into in accordance with the Merger Agreement);

•

waive the applicability of all or any portion of Section 203 of the DGCL in respect of any person (other than Parent and its affiliates) in relation to any Acquisition Proposal or Acquisition Transaction (other than in connection with any definitive agreement with respect to a Superior Proposal entered into in accordance with the Merger Agreement); or

•	agree to do any of the foregoing.

In addition, subject to certain permitted actions described in the Merger Agreement, neither the Board nor any committee thereof shall:

•

fail to make, withhold or withdraw or amend, qualify or modify, in a manner adverse to Parent, or publicly propose to refuse to so make, withhold, withdraw, amend, qualify or modify, the Company Board Recommendation;

•

approve, endorse or recommend an Acquisition Proposal, or fail to publicly recommend against any such Acquisition Proposal that is a tender offer or exchange offer for Shares within 10 business days after commencement of such offer (and at all times thereafter during which any such tender offer or exchange offer is pending) and reaffirm the Company Board Recommendation within such 10 business day-period (and at all times thereafter during which during which any such tender offer or exchange offer is pending);

•	fail to reaffirm the Company Board Recommendation within three business days after Parent so requests in writing; or

•	resolve, agree or publicly propose to take any of the foregoing actions (collectively, the “Company Board Recommendation Change”).

Notwithstanding the foregoing and anything in the Merger Agreement to the contrary, the Company Board may effect a Company Board Recommendation Change, or may terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal at any time prior to the Acceptance Time, if (i) the Company Board has received a bona fide, written Acquisition Proposal that constitutes a Superior Proposal, (ii) neither the Company nor any of its Subsidiaries has breached specified provisions of the Merger Agreement relating to the Company’s non-solicitation obligations with respect to such Acquisition Proposal, (iii) prior to effecting such Company Board Recommendation Change or terminating the Merger Agreement, the Company Board shall have given Parent at least three business days prior written notice thereof, which notice shall attach the Superior Proposal and set forth the identity of the person making the Superior Proposal and all the material terms and conditions of the Superior Proposal in reasonable detail (provided that any revision or modification in any material respect to the Superior Proposal will require a new written notice by the Company to Parent in compliance with the applicable provisions of the Merger Agreement and a new matching period under clause (iv) below, except that such notices and matching period shall be 2 Business Days), and the opportunity to meet with the Company Board and its outside legal counsel, all with the purpose and intent of enabling Parent and the Company to discuss in good faith a modification of the terms and conditions of the Merger Agreement proposed by Parent so that the transactions contemplated thereby may be effected and (iv) Parent shall not have made, within three business days after receipt of the Company’s written notice of its intention to effect a Company Board Recommendation Change or terminate the Merger Agreement, a definitive written counter-offer or proposal that the Company Board determines in good faith (after consultation with its independent financial advisor and its outside legal counsel) is at least as favorable to the Company’s stockholders as the Superior Proposal.

Notwithstanding the foregoing and anything in the Merger Agreement to the contrary, the Company Board may effect a Company Board Recommendation Change at any time prior to the Acceptance Time in response to an Intervening Event, if (i) the Company Board has determined in good faith (after consultation with outside legal counsel), that, in light of such Intervening Event, the Company Board is required to effect a Company Board Recommendation Change in order to comply with the Company Board’s fiduciary duties to the Company’s stockholders under Delaware law, and (ii) prior to effecting such Company Board Recommendation Change, the Company Board has given Parent at least three business days prior written notice thereof, which notice shall describe the Intervening Event in reasonable detail, and the opportunity to meet with the Company Board and its outside legal counsel, all with the purpose and intent of enabling Parent and the Company to discuss in good faith any modification of the terms and conditions of the Merger Agreement that may be proposed by Parent so that the Company Board may determine not to effect such Company Board Recommendation Change.

As used herein and in the Merger Agreement, the term “Acquisition Proposal” means any offer, proposal or indication of interest (other than by Parent or Purchaser or any designees of Parent or Purchaser) relating to any Acquisition Transaction.

As used herein and in the Merger Agreement, the term “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) any acquisition or purchase by any person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a 20% interest in the total outstanding voting securities of the Company or one or more of its subsidiaries that own or control more than 20% of the consolidated assets (measured by fair market value at the time of determination), revenues or earnings (measured as of the 12-month period immediately preceding the date of determination) of the Company and its subsidiaries, taken together as a whole, or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning more than 20% of the total outstanding voting securities of the Company or one or more of its subsidiaries that own or control more than 20% of the consolidated assets (measured by fair market value at the time of determination), revenues or earnings (measured as of the 12-month period immediately preceding the date of determination) of the Company and its subsidiaries, taken together as a whole; (ii) any merger, consolidation, business combination or other similar transaction pursuant to which the Company’s stockholders immediately preceding such transaction hold, directly or indirectly, less than 80% of the equity interests in the surviving or resulting entity of such transaction; (iii) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 20% of the consolidated assets of the Company and its subsidiaries, taken together as a whole (measured by the lesser of book or fair market value thereof); (iv) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries or (v) any combination of the foregoing.

As used herein and in the Merger Agreement, the term “Superior Proposal” means any bona fide written Acquisition Proposal not obtained in breach of the non-solicitation provisions of the Merger Agreement with respect to which the Company Board shall have determined in good faith (after consultation with its independent financial advisor and its outside legal counsel, and after taking into account, among other things, the identity of the third party making such Acquisition Proposal, the financial, legal and regulatory aspects of such Acquisition Transaction, the conditions to and prospects for completion of such Acquisition Proposal, as well as any definitive written counter-offer or proposal made by Parent pursuant thereto) that the proposed Acquisition Transaction would, if timely consummated in accordance with its terms, be more favorable to the Company’s stockholders (in their capacity as such), from a financial point of view, than the transactions contemplated by the Merger Agreement, including the Offer and the Merger (or any definitive written counter-offer or proposal made by Parent pursuant thereto); provided, however that for the purposes of the reference to an “Acquisition Proposal” in the definition of “Superior Proposal,” all references to “20%” or “80%” in the definition of Acquisition Transaction shall be deemed to be references to “50%.”

As used herein and in the Merger Agreement, the term “Intervening Event” means, with respect to the Company, a material event or circumstance that was not known and not reasonably foreseeable to the Company Board on the date of the Merger Agreement, which event or circumstance becomes known to the Company Board prior to the Acceptance Time; provided, however, that in no event shall the receipt, existence or terms of any Acquisition Proposal constitute an Intervening Event.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement

The Information Statement on Schedule 14f-1 attached as Annex I is being furnished in connection with the possible designation by Parent of certain persons to be appointed to the Company’s Board. Such persons, if appointed, may constitute a majority of the Company’s Board.

Top-Up Option

Subject to the terms and conditions of the Merger Agreement, the Company has granted Purchaser an irrevocable option (the “Top-Up Option”) to purchase, at a price per share equal to the Offer Price, that number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and its subsidiaries (including Purchaser) at the time of such exercise, constitutes one Share more than 90% of the Shares then outstanding (the “Short Form Threshold”) (after giving effect to the issuance of the Top-Up Shares). The Top-Up Option is not exercisable unless, immediately after such exercise and the related issuance of the Top-Up Shares, the Short Form Threshold would be reached (assuming issuance of the Top-Up Shares), and the Top-Up Option shall in no event be exercisable for a number of Shares in excess of the Company’s total authorized and unissued Shares). The exercise price for the Top-Up Option may be paid by Purchaser entirely in cash or, at Purchaser’s election, by (i) paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and (ii) executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (the “Promissory Note”). The Promissory Note shall be full recourse against Parent and Purchaser and (i) shall bear simple interest at a rate of 3% per annum, (ii) shall mature on the first anniversary of the date of execution and delivery of such Promissory Note, (iii) may be prepaid at any time, in whole or in part, without premium or penalty and (iv) shall have no other material terms.

Application Service Provider Agreement

Parent and the Company have entered into an Application Service Provider Agreement (the “ASP Agreement”), pursuant to which the Company licensed Parent’s application services and associated software development kit to help enable the Company to integrate the software functionality of Parent’s automated speech recognition platform (“ASR Platform”) into the Company’s medical transcription platforms. Under the ASP Agreement, Parent has agreed to operate and maintain its ASR Platform, allow the Company access and use thereto and provide support and maintenance to the Company. In addition, under the ASP Agreement, Parent will make available for purchase by the Company initial implementation assistance and professional services. The Company has also agreed to work to integrate the ASR Platform into the Company’s medical transcription platforms as soon as commercially possible, and in accordance with certain progress milestones set forth in the ASP Agreement. Parent may terminate the ASP Agreement if the Company fails to achieve those milestones within the timelines set forth in the ASP Agreement. Pursuant to the ASP Agreement, the Company has also granted Parent the right to use its client data to fulfill Parent’s obligations, but such data will remain the property of the Company. The ASP Agreement has an initial term of four years, and will continue thereafter until terminated. The parties may terminate the ASP Agreement for cause or in the event of a change of control of the Company. In addition, at any time after 30 months from the date of the ASP Agreement, either party may terminate for convenience. If the Company terminates for convenience, such termination will be effective 3 months after notice of termination. If Parent terminates for convenience, such termination will be effective 18 months after notice of termination.

Anti-Takeover Provisions and Delaware Law

The Company is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations (defined to include mergers and certain other actions) involving the Company. In general, Section 203 of the DGCL prevents a Delaware corporation, such as the Company, from engaging in a

“business combination” with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15 percent or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person. A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. Neither the Company’s certificate of incorporation nor bylaws exclude the Company from the coverage of Section 203 of the DGCL. However, in accordance with the provisions of Section 203 of the DGCL, at a meeting held on March 6, 2012, the board of directors, among other actions, took action to approve the Merger Agreement, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 of the DGCL are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

The Company conducts business in a number of states which have enacted similar anti-takeover laws. Should any person seek to apply any state anti-takeover law, Parent, the Company, and their respective boards of directors will, and are required by the Merger Agreement to, use reasonable best efforts to grant such approvals and take such actions as are reasonably necessary so that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation. Although the law is not entirely settled, federal cases have found state anti-takeover statutes unconstitutional as applied to corporations incorporated outside the state.

Stockholder Approval; Short Form Merger

The affirmative vote of the holders of a majority of the outstanding Shares (if required by applicable law) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

In addition, under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer as a short-form merger without a vote of the Company’s stockholders.

Antitrust

Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “DOJ”) and specified waiting periods have been satisfied. These requirements apply to Parent’s and Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until both Parent and the Company file certain required information and documentary material concerning the Offer with the FTC and the DOJ and observe the HSR Act’s notification and waiting periods. The HSR Act provides for an initial 15-calendar day waiting period following receipt of the Parent’s filing by the FTC and DOJ, and requires that the Company make its filing within 10 calendar days of the Parent’s filing. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. Parent filed a Premerger Notification and Report Form with the FTC and DOJ for review in connection with the Offer on March 14, 2012. The Company filed a Premerger Notification and Report Form with the FTC and the DOJ for review in connection with the Offer on March 14, 2012. The initial waiting period applicable to the purchase of Shares is expected to expire on or about March 29, 2012, prior to the initial expiration date of the Offer, unless the waiting period is earlier terminated by the FTC and DOJ or extended by a request from the FTC or DOJ for additional information or documentary material from Parent prior to that time. If, before the expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the DOJ issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with Parent’s consent. The FTC or DOJ may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.

At any time before or after the purchase of the Shares by Purchaser, the FTC or the DOJ could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Purchaser, Parent or any of their respective subsidiaries or affiliates. Private parties as well as attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Parent purchases Shares in the Offer and a subsequent merger (including a short-form merger) involving the Company is consummated, holders of Shares immediately prior to the effective time of such merger may have the right pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their Shares. If dissenters rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Offer or any subsequent merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per share ultimately paid in the Offer or any subsequent merger.

Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, the Company will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

Each of Parent, Purchaser and the Company agreed in the Merger Agreement that in any appraisal proceeding with respect to any dissenting Shares, the Surviving Corporation shall not assert that the Top-Up Option, any Shares issued pursuant to the Top-Up Option, or the payment by Purchaser to the Company of any consideration for any Shares issued pursuant to the Top-Up Option, should be considered by the court in connection with the determination in accordance with Section 262 of the DGCL of the fair value of the Shares in any appraisal proceeding.

The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Financial Forecasts

The Company does not as a matter of course make public projections as to future performance, earnings or other results, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with its financial analyses of the Company, Lazard reviewed the Company’s non-public internal financial forecasts, dated as of February 2012, regarding its anticipated future operations for the fiscal years ended December 31, 2012, 2013, 2014, 2015, and 2016 respectively, and Lazard subsequently presented its financial analyses to the Company Board. The forecasts identified above are referred to collectively as the “Internal Financial Forecasts.” Summaries of the Internal Financial Forecasts are set forth below.

The Internal Financial Forecasts were not prepared with a view toward public disclosure. Rather, the Internal Financial Forecasts were prepared by the Company’s management solely for internal management purposes and use by Lazard in connection with its opinion. The Internal Financial Forecasts were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles, nor were they examined or reviewed by the Company’s independent public accounting firm or any other accounting firm, nor has any such firm expressed any opinion or other assurance with respect thereto. There is no guarantee that the Internal Financial Forecasts will be realized, or that the assumptions upon which they are based will prove to be correct. Further, the Internal Financial Forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. The Company’s stockholders are cautioned not to place undue reliance on the Internal Financial Forecasts included in this Schedule 14D-9. The Internal Financial Forecasts are being included in this Schedule 14D-9 not to influence your decision whether to tender your shares in the Offer, but rather because they were made available by the Company to Lazard. The Internal Financial Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the risks and uncertainties identified in the reports filed by the Company with the SEC (including the Company’s Form 10-K for the fiscal year ended December 31, 2011). Some of these specific risks, although not all, are: general economic, business and political conditions nationally and internationally; continuing demand for clinical documentation services and solutions; the effects of government regulation; outsourcing trends; the Company’s ability to complete and integrate acquisitions and manage future growth; the Company’s ability to both retain existing customers and generate new customer accounts; the Company’s ability to generate new business by working with technology partners; the Company’s ability to maintain technological leadership; the Company’s ability to compete successfully against current or future competitors; the Company’s ability to retain key personnel and to recruit and hire a sufficient number of new or replacement medical language specialists; the financial and operations risk inherent to the Company’s global operations; the adequacy of the Company’s capital and the impact of changes to the overall economic environment on the Company’s ability to obtain needed capital and the Company’s ability to obtain and maintain required technology such as third-party software. The Internal Financial Forecasts also reflect assumptions as to certain business decisions that are subject to change and that do not reflect any of the effects of the Offer or the Merger, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Offer or the Merger or otherwise. Since the Internal Financial Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. The Internal Financial Forecasts should be read together with the historical financial statements of the Company included in its Form 10-K for the fiscal year ended December 31, 2011.

Accordingly, there can be no assurance that the projections contained in the Internal Financial Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Internal Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that Parent or Purchaser or their affiliates, advisors or representatives considered or consider the Internal Financial Forecasts to be a reliable prediction of future events, and the Internal Financial Forecasts should not be relied upon as such. None of the Company, Parent or Purchaser or their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ from the Internal Financial Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Internal Financial Forecasts to reflect circumstances existing after the date the Internal Financial Forecasts were prepared or to reflect events, even in the event that any or all of the assumptions underlying the projections contained in the Internal Financial Forecasts are shown to be in error. The Company has made no representation to Parent or the Purchaser, in the Merger Agreement or otherwise, concerning the Internal Financial Forecasts.

These projections include the following:

(dollars in millions)	Year Ended December 31,(1)
	2012E	2013E	2014E	2015E	2016E
Revenue	$145.0	$157.3	$172.2	$186.7	$200.7
Gross Profit	$58.5	$64.1	$71.0	$77.8	$84.3
% Margin	40.3%	40.7%	41.2%	41.7%	42.0%
EBITDA(2)*	$30.8	$34.3	$39.0	$43.3	$47.2
% Margin	21.2%	21.8%	22.6%	23.2%	23.5%
EBIT(3)*	25.8	29.0	33.4	37.6	41.4
% Margin	17.8%	18.4%	19.4%	20.1%	20.6%
Net Income*	$15.6	$17.9	$20.7	$23.4	$25.9
% Margin	10.8%	11.4%	12.0%	12.6%	12.9%
EPS(4)*	$1.39	$1.56	$1.78	$1.97	$2.15
After tax free cash flow	$14.6	$17.7	$21.3	$24.3	$26.5

Memo Growth Statistics(5)*
Revenue		8.5%	9.5%	8.4%	7.5%
EBITDA		11.5%	13.7%	11.0%	9.1%
EBIT		12.5%	15.0%	12.6%	10.1%
Net Income		14.9%	15.5%	13.1%	10.6%
EPS		12.9%	13.5%	11.2%	8.7%

(1)	Assumes shares outstanding, diluted, as follows: 11,275,000 (2012E), 11,475,000 (2013E), 11,675,000 (2014E), 11,875,000 (2015E) and 12,075,000 (2016E).
(2)	EBITDA is a non-GAAP financial measure. EBITDA is defined as earnings (net income) before interest, taxes, depreciation and amortization, and is used by management to measure operating performance of the business. Management believes EBITDA is a useful measure as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, selling, general and administrative expenses and other operating income and expense.
(3)	EBIT is a non-GAAP financial measure. EBIT is defined as earnings (net income) before interest and taxes.
(4)	EPS is defined as earnings per share, diluted.
(5)	Represents annual growth statistics for each year presented.
*	EBITDA, EBIT, Net Income and EPS exclude costs associated with the contemplated transaction.

Information Regarding Golden Parachute Compensation

Background

In this Schedule 14D-9, the Company is required to disclose any agreement or understanding, whether written or unwritten, between Larry G. Gerdes, Susan McGrogan and Lance Cornell (the “Named Executive Officers”) and the Company or Parent concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer. The Company currently does not have employment agreements with any of the Named Executive Officers, other than an offer letter with Mr. Cornell. The Company does not have any severance agreements with the Named Executive Officers other than Mr. Cornell, who is due six months of salary severance in the event he is no longer the Chief Financial Officer upon a change of control of the Company. However, the effectiveness of the Cornell Offer Letter will terminate this severance arrangement. The Offer Letters between each of the Named Executive Officers and Parent are described in further detail under “Item 3. Past Contacts, Transactions, Negotiations and Agreements— Arrangements among the Company and Parent and Purchaser—Director and Executive Officer Relationships with and Securities Ownership in Parent.”

Each of the Named Executive Officers participates in the Retention Bonus Plan. The purpose of the Retention Bonus Plan is to provide cash retention bonuses to incentivize certain key employees, including each of the Named Executive Officers, to remain with the Company through the completion of a change of control transaction, and the retention bonuses vary based on whether or not the change of control transaction closes. If the transaction does not close, the retention bonus levels for the Named Executive Officers, as approved by the Company’s Board of Directors, are $220,000 each for Larry Gerdes, Susan McGrogan, and Lance Cornell. If the transaction does close, Mr. Gerdes will receive a retention bonus of $290,000, and Mr. Cornell and Ms. McGrogan will be recommended to receive $500,000 worth of RSUs from Parent under the Cornell Offer Letter and the McGrogan Offer Letter, respectively, in lieu of any payments under the Retention Bonus Plan. Consummation of the Offer would constitute a change of control under the Retention Bonus Plan. The Retention Bonus Plan is described in further detail under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates — Retention Bonus Plan.”

Aggregate Amounts of Potential Compensation

To provide meaningful information about the potential payments and benefits the Named Executive Officers could receive related to the consummation of the Offer, the table below summarizes potential payments and benefits that the Named Executive Officers would be entitled to receive if the Acceptance Time occurs. For purposes of the Company’s agreements, the Company uses the definition of “change of control” as defined in the 2009 Stock Incentive Plan (the “2009 Plan”). A “change of control” is defined in the 2009 Plan as either of the following:

•

any transaction or series of transactions pursuant to which the Company sells, transfers, leases, exchanges or disposes of substantially all (at least eighty-five percent (85%)) of its assets for cash or property, or for a combination of cash and property, or for other consideration; or

•

any transaction pursuant to which persons who are not current stockholders of the Company acquire by merger, consolidation, reorganization, division or other business combination or transaction, or by a purchase of an interest in the Company, an interest in the Company so that after such transaction, the stockholders of the Company immediately prior to such transaction no longer have a controlling (fifty percent (50%) or more) voting interest in the Company.

In the event of a change of control, and if the agreement effectuating the change of control does not provide for the assumption or substitution of all of the Company’s outstanding options, with respect to any Options awarded under the Company’s stock incentive plans, other than the Company’s 2001 Stock Option Plan, the

Compensation Committee, in its sole discretion, may take any or all of the following actions: (i) accelerate the vesting and/or exercisability of any such Option, (ii) cancel any such Option that is not vested and/or which has not become exercisable as of the date of the change of control, (iii) cancel any such Option in exchange for cash or property, (iv) provide the holder with an opportunity to exercise the Option prior to the effective date of the change of control, or (v) cancel any such Option and notify the holder if the fair market value of the shares that could be purchased under the Options does not exceed the aggregate exercise price of the Options. In the case of awards of Company Restricted Stock, in the event of a change of control, with respect to any awards of Company Restricted Stock issued under the Company’s stock incentive plans, the Compensation Committee, in its sole discretion, may take any or all of the following actions: (i) accelerate the vesting and/or exercisability of any such award of Company Restricted Stock, (ii) cancel any such award of Company Restricted Stock that is not vested and/or which has not become exercisable as of the date of the change of control, (iii) cancel any such award of Company Restricted Stock in exchange for cash or property, (iv) provide the holder with an opportunity to exercise the award of Company Restricted prior to the effective date of the effective date of the change of control, or (v) cancel any such award of Company Restricted Stock and notify the holder if the fair market value of the shares that could be purchased under the award of Company Restricted Stock does not exceed the aggregate exercise price of the award.

Occurrence of the Acceptance Time will constitute a change of control of the Company for purposes of all of the agreements and benefits described below. With respect to outstanding options awarded under the Company’s 2001 Stock Option Plan, the Company will enter into an agreement with each option providing for the cancellation of such Options as of the date of the change of control in exchange for a cash payment equal to the product of (x) the aggregate number of Shares issuable pursuant to such Option (whether vested or unvested) as of the Acceptance Time and (y) the Offer Price, less the per share exercise price of such Option. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a Named Executive Officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed an Acceptance Time of April 20, 2012, including with respect to calculating the portion of equity awards subject to acceleration of vesting (assuming continued vesting of the equity and assuming that all unvested Options and unvested shares of Company Restricted Stock are outstanding on such date).

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursements ($)	Other ($)	Total ($)
Larry G. Gerdes	700,074	4,598,350	0	9,485	0	0	5,307,909
Susan McGrogan	295,000	4,438,346	0	0	0	0	4,733,346
Lance Cornell	245,000	4,995,875	0	0	0	0	5,240,875

(1)	With respect to Mr. Gerdes, amount consists of: (i) a lump sum severance payment of $357,000 under the Gerdes Offer Letter, payable subject to the Closing according to the terms of the Gerdes Offer Letter, and provided he executes and does not revoke a standard severance agreement, (ii) his pro-rata bonus opportunity, in the amount of $53,074, per the terms of the 2012 Transcend Bonus Program; and (iii) a single-trigger lump sum bonus payment of $290,000, payable subject to the Closing and according to the terms of the Retention Bonus Plan. With respect to Ms. McGrogan, amount represents a lump sum severance payment equal to twelve months of her base salary, payable subject to the Closing, if Ms. McGrogan’s employment with the Company, or any successor entity, is involuntarily terminated according to the terms of the McGrogan Offer Letter, and provided she executes and does not revoke a standard severance agreement. With respect to Mr. Cornell, amount represents lump sum severance payment equal to twelve months of his base salary, payable subject to the Closing, if Mr. Cornell’s employment with the Company, or any successor entity, is involuntarily terminated according to the terms of the Cornell Offer Letter, and provided he executes and does not revoke a standard severance agreement.

(2)	Consists of (a) the value of Options and shares of Company Restricted Stock that are subject to single-trigger vesting acceleration upon the Acceptance Time according to the terms of the Merger Agreement, and determined based on the difference between the Offer Price and the exercise price (if applicable) as follows: Mr. Gerdes: $368,750; Ms. McGrogan: $1,293,793; and Mr. Cornell: $902,675; (b) the value of Options that are vested and are being terminated upon the Acceptance Time according to the terms of the Merger Agreement in exchange for a cash payment based on the difference between the Offer Price and the exercise price as follows: Mr. Gerdes: $4,229,600; Ms. McGrogan: $2,315,678; and Mr. Cornell: $3,198,550; (c) the value of time-based RSUs promised to Ms. McGrogan and Mr. Cornell under their respective Offer Letters with a value of $500,000 per Named Executive Officer in lieu of payments under the Retention Bonus Plan; and (d) the value of performance-based RSUs promised to Ms. McGrogan and Mr. Cornell under their respective Offer Letters that could be earned if he or she is terminated without cause before the one-year of the Closing, based on a price per share of $26.31 (which is the price per share of Parent’s common stock on March 15, 2012).
(3)	With respect to Mr. Gerdes, consists of the continuation of his health insurance, of the kind he was receiving at the date of termination, through the Consolidated Omnibus Budget Reconciliation Act, for eighteen (18) months following his end date.

For more information relating to other arrangements relating to compensation of the Named Executive Officers, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in, or incorporated by reference in, this Schedule 14D-9 are forward-looking statements and are subject to a variety of risks and uncertainties. Additionally, words such as “would,” “will,” “intend,” and other similar expressions are forward-looking statements. Such forward-looking statements include the ability of the Company, Purchaser and Parent to complete the Offer or the Merger, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on the Company’s current expectations, and those made at other times will be based on the Company’s expectations when the statements are made. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, the impact of the current economic environment, capital requirements, regulatory review and other risks detailed from time to time in the Company’s SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2011. The Company disclaims any intent or obligation to update these forward-looking statements.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated March 20, 2012.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(7)	Form of Summary Advertisement as published in The New York Times on March 20, 2012.*

(a)(8)	Letter to stockholders of the Company, dated March 20, 2012.

(a)(9)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).

(a)(10)	Opinion of Lazard Frères & Co. LLC (included as Annex II hereto).

(e)(1)	Agreement and Plan of Merger, dated March 6, 2012 by and among Nuance Communications, Inc., Townsend Merger Corporation and Transcend Services, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on March 7, 2012).

(e)(2)	Form of Tender and Voting Agreement, dated March 6, 2012, by and among Nuance Communications, Inc. and certain stockholders of Transcend Services, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on March 7, 2012).

(e)(3)	Confidentiality Agreement, dated July 15, 2011 and amended on October 27, 2011, by and between Nuance Communications, Inc. and Transcend Services, Inc.

(e)(4)	Offer Letter by and between Nuance Communications, Inc. and Susan McGrogan.

(e)(5)	Offer Letter by and between Nuance Communications, Inc. and Lance Cornell.

(e)(6)	Offer Letter by and between Nuance Communications, Inc. and Larry Gerdes.

(e)(7)	Form of Non-Compete and Non-Solicitation Agreement with Nuance Communications, Inc.

(e)(8)	Form of Transcend Services, Inc. Employee Proprietary Information, Inventions and Non-Competition Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the SEC on March 7, 2012).

(e)(9)	Transcend Services, Inc. Retention Bonus Plan (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company with the SEC on March 7, 2012).

*	Incorporated by reference to the Schedule TO filed by Purchaser and Parent on March 20, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSCEND SERVICES, INC.

By:	/s/ Larry G. Gerdes
Name:	Larry G. Gerdes
Title:	Chief Executive Officer

Dated:	March 20, 2012

ANNEX I

TRANSCEND SERVICES, INC.

ONE GLENLAKE PARKWAY

SUITE 1325

ATLANTA, GEORGIA 30328

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about March 20, 2012 to holders of record of common stock, $0.05 par value per share, of Transcend Services, Inc., a Delaware corporation (“Transcend” or the “Company”), as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Transcend with respect to the tender offer by Townsend Merger Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Nuance Communications, Inc., a Delaware corporation (“Parent”), for all of the issued and outstanding shares of common stock, $0.05 par value per share, of Transcend (the “Shares”). You are receiving this Information Statement in connection with the possible election of persons designated by Parent to the Transcend Board of Directors (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of March 6, 2012 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser and Transcend.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on March 20, 2012 to purchase all of the issued and outstanding Shares at a price of $29.50 per Share (the “Offer Price”), net to the selling stockholder in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase dated March 20, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day on Monday, April 16, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to stockholders of Transcend and are filed as exhibits to the Schedule 14D-9 filed by Transcend with the Securities and Exchange Commission (the “SEC”) on March 20, 2012.

The Merger Agreement provides that, effective upon the initial acceptance for payment by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Parent shall be entitled to designate up to such number of directors on the Board equal to the product (rounded up to the next whole number) obtained by multiplying (i) the total number of directors on the Board (after giving effect to any increase in the number of directors pursuant to the right described in this paragraph) by (ii) a fraction, the numerator of which is the number of Shares beneficially owned by Parent and Purchaser (after giving effect to the Shares purchased pursuant to the Offer) and the denominator of which is the total number of then outstanding Shares. Transcend has agreed to take, upon Parent’s request, all action reasonably necessary to cause Parent’s designees to be elected or appointed to the Board, including (at the election of Parent) either by increasing the size of the Board or by seeking and accepting resignations of incumbent directors. As a result, Parent will have the ability to designate a majority of the Board following the consummation of the Offer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Parent’s designees to the Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent’s designees has been furnished to Transcend by Parent, and Transcend assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES

As of the date of this Information Statement, Parent has not determined who it will designate to the Board. However, Parent has informed the Company that such designees will be selected from the list of potential designees provided below (the “Potential Designees”), and that the Potential Designees have consented to serve as director of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. To our knowledge, there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Parent has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the Potential Designees beneficially own any securities (or rights to acquire any securities) of the Company or have been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that, to its knowledge, none of the Potential Designees have any family relationship with any current director, executive officer, or key employee of the Company.

It is expected that Parent’s designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than April 16, 2012, and that, upon assuming office, Parent’s designees are expected to constitute at least a majority of the Board of Transcend. It is currently not known which of the current directors of Transcend would resign, if any.

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is care of Nuance Communications, Inc., 1 Wayside Road, Burlington, Massachusetts 01803, (781) 565-5000, and each Potential Designee is a citizen of the United States.

Name	Age	Principal Occupation and Five-Year Employment History
Thomas L. Beaudoin	58	Mr. Beaudoin joined Nuance Communications, Inc. (“Nuance”) in July 2008 as Executive Vice President of Finance and has served as Executive Vice President and Chief Financial Officer since August 2008. Mr. Beaudoin was employed by Polaroid Corporation from February 2004 to June 2008, during which time he served as President, Chief Financial Officer and Chief Operating Officer from July 2005 to June 2008 and Vice President and Controller from February 2004 to June 2005. Prior to joining Polaroid, Mr. Beaudoin served as a financial consultant to Sycamore Networks, Inc. from October 2003 to February 2004. From November 2002 to May 2003, Mr. Beaudoin served as acting Chief Financial Officer and from October 2000 to October 2002 was Senior Vice President of Finance for Parametric Technology Corporation.

A. Bruce Bowden	42	Mr. Bowden is currently Nuance’s Executive Vice President, Corporate Strategy and Development. Mr. Bowden joined Nuance in October 2010 as Senior Vice President of Corporate Strategy and was elected as an Executive Officer on November 15, 2010. Mr. Bowden was employed by Nokia from June 2006 through April 2010 in a number of different positions; most notably as Vice President and Global Head of Mergers and Acquisitions. Prior to joining Nokia, Mr. Bowden served as Director, Corporate Strategy & Development (head of North American M&A) for PepsiCo from November 2004 through June 2006.

Name	Age	Principal Occupation and Five-Year Employment History
Janet M. Dillione	52	Ms. Dillione joined Nuance in April 2010 and currently serves as Nuance’s Executive Vice President & General Manager of the Healthcare Division and was elected as an executive officer in May 2010. Prior to joining Nuance, Ms. Dillione held several senior level management positions at Siemens Medical Solutions with the most recent position being President and CEO of their global healthcare IT division. She was employed by Siemens from June 2000 to April 2010.

Todd DuChene	48	Mr. DuChene is the Executive Vice President, General Counsel and Secretary of Nuance and joined Nuance on October 3, 2011. Prior to joining Nuance, Mr. DuChene was Senior Vice President, General Counsel and Secretary of National Semiconductor Corporation from January 3, 2008 through September 30, 2011. From June 2005 through November 2007, Mr. DuChene was Executive Vice President, General Counsel and Secretary of Solectron Corporation.

CERTAIN INFORMATION CONCERNING TRANSCEND

The authorized capital of Transcend consists of 32,000,000 shares of capital stock, represented by 30,000,000 shares of common stock, $0.05 par value per share, and 2,000,000 shares of preferred stock, $0.01 par value per share. As of March 15, 2012, a total of 10,698,973 Shares were issued and outstanding, of which 108,080 Shares were restricted shares, and no shares of preferred stock were issued and outstanding. The Shares constitute the only class of securities of Transcend that is entitled to vote at a meeting of the stockholders of Transcend. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The names of the current Transcend directors and their ages as of March 15, 2012 are as follows:

Name	Age	Position(s)	Director of Company Since
Larry G. Gerdes	63	Chairman of the Board and Chief Executive Officer	1985

Joseph G. Bleser	66	Director	2007

Joseph P. Clayton	62	Director	2000

James D. Edwards	68	Director	2003

Walter S. Huff , Jr.	77	Director	1993

Charles R. Thoele	76	Director	1993

The Company’s board of directors consists of six directors. Each of the Company’s officers is elected to hold office until his or her successor is chosen or qualified, subject to his or her earlier resignation or removal. Biographical information concerning the directors and executive officers is set forth below:

Larry G. Gerdes has served as our Chairman of the Board since May 2000, as a director since June 1985, as our Chief Executive Officer since May 1993 and as President from April 2005 through August 2009 and from June 1985 until December 2003. From September 2000 through December 2003, Mr. Gerdes also served as our Chief Financial Officer. In addition, Mr. Gerdes served as our Secretary between September 2000 and May 2001. From 1991 to 1993, Mr. Gerdes was a private investor, and from May 1992 until January 1995, Mr. Gerdes was the Chairman of the Board of Directors of Bottomley and Associates, which merged with us in 1995. Prior to 1991, Mr. Gerdes held various executive positions with HBO & Company, a healthcare information technology company, including Chief Financial Officer and Executive Vice President.

Mr. Gerdes serves as a member of the Board of Directors, Chairman of the Finance Committee and member of the Audit, Compensation, Governance and Nominating Committees of the CME Group Inc. (NYSE, NASDAQ: CME), a futures and future-options exchange. Mr. Gerdes also serves on the Board of Directors of Access Plans, Inc., a provider of consumer discount membership plans (OTC: ALHC.OB). Mr. Gerdes serves on the Board of Directors of SoloHealth, Inc., and he is a member of the Dean’s Advisory Council for the Kelley School of Business at Indiana University and a Trustee at Monmouth College in Monmouth, Illinois.

As an executive officer of the Company since 1993, Mr. Gerdes brings to the Board deep institutional knowledge and perspective regarding our strengths, challenges and opportunities. He possesses extensive public company and healthcare services industry experience.

Joseph G. Bleser has served as a director of the Company since February 2007. He has been the Managing Member of J Bleser, LLC, a financial consulting firm, since July 1998. Mr. Bleser served as our Chief Financial Officer, Treasurer and Secretary from January 2004 through April 2005. Prior to July 1998, Mr. Bleser had over fifteen years experience as chief financial officer and holding other financial executive positions in three separate publicly-traded companies and ten years of experience in public accounting with Arthur Andersen LLC, an international public accounting firm. Mr. Bleser serves on the Board of Directors of MiMedx Group, Inc. (OTCBB: MDXG.OB) and serves on its Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Mr. Bleser also served on the Board of Directors and as Chairman of the Audit Committee of the publicly-traded company Matria Healthcare, Inc., a health enhancement company that provided disease and maternity management programs and informatics to health plans and employers, from October 2004 through the date of its sale in May 2008. Mr. Bleser is a Certified Public Accountant.

As a former executive of the Company, and as a financial consultant serving primarily clients in the healthcare services and healthcare technology industries, Mr. Bleser brings significant industry knowledge, particularly from a financial perspective, to the Board.

Joseph P. Clayton has served as a director of the Company since May 2000. Mr. Clayton has served as President and Chief Executive Officer, and as a member of the Board of Directors, of DISH Network Corporation (NASDAQ: DISH) since June 2011. He served as Chairman of the Board of Directors of Sirius Satellite Radio (“Sirius”), a satellite radio broadcaster, from November 2004 to July 2008 and served as the President and Chief Executive Officer of Sirius between November 2001 and November 2004. Prior to joining Sirius, Mr. Clayton was President of North American Operations of Global Crossing Ltd. (“Global”), a global provider of integrated internet, data, voice and conferencing services, from September 1999 to November 2001. In January 2002, Global filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. From 1997 to 1999, Mr. Clayton was the President and Chief Executive Officer of Frontier Corporation (“Frontier”), a provider of telecommunication services that was purchased by Global in 1999. Prior to joining Frontier, Mr. Clayton served as Executive Vice President of Marketing and Sales for the Americas and Asia for Thomson, a consumer electronics company, from 1992 through 1996. Mr. Clayton has served on the Board of Directors and Audit, Compensation and Governance Committees of EchoStar Corporation (NASDAQ:SATS) since 2008. Mr. Clayton serves on the Dean’s Advisory Board of the Indiana University Kelley School of Business and as a Trustee of Bellarmine University, Louisville, Kentucky.

Mr. Clayton brings to the Board a long history of executive management experience in many economic and business climates. He also has extensive experience with regard to corporate governance and financial oversight from his experience serving on public company boards and audit committees.

James D. Edwards has served as a director of the Company since July 2003. Mr. Edwards retired in 2002 from the position of Managing Partner—Global Market Organization of Arthur Andersen LLC, an international public accounting firm, where he was employed for 38 years. Mr. Edwards serves as a member of: (i) the Board of Directors and Chairman of the Audit Committee of Crawford & Company (NYSE: CRD-A and CRD-B), a global provider of claims management solutions to insurance companies and self-insured entities; (ii) the Board of Directors of Huron Consulting Group Inc. (NASDAQ: HURN), a provider of financial and operational consulting services; and (iii) the Board of Directors of Cousins Properties Incorporated (NYSE: CUZ), a real estate investment trust. Mr. Edwards also served on the Board of Directors and as Chairman of the Audit Committee of the publicly-traded company IMS Health Incorporated, a global provider of pharmaceutical market intelligence, from 2003 until the company was sold in February 2010. Mr. Edwards is a member of the American Institute of Certified Public Accountants.

Mr. Edwards brings to the Board significant public company experience, drawn from his experience serving on boards and audit committees of numerous public companies. Mr. Edwards also brings deep experience in public accounting. Mr. Edwards was a practicing certified public accountant for 38 years and served numerous large and complex public companies.

Walter S. Huff, Jr. has served as a director of the Company since October 1993. Mr. Huff was a founder of HBO & Company and served as its Chairman from 1974 until 1990 and Chief Executive Officer from 1974 to 1984 and from 1986 until 1989. Since 1990, Mr. Huff has been a private investor.

Mr. Huff brings extensive and relevant experience in the healthcare industry to the Board. As a founder of HBO & Company, Mr. Huff also brings strong leadership, entrepreneurial and business building and development skills and experience to the Board. Mr. Huff has a deep knowledge of the application of technology and services to the healthcare industry.

Charles E. Thoele has served as a director of the Company since October 1993. Mr. Thoele serves as a Director of Mercy Health System, St. Louis, a system of 25 hospitals and physician clinics in five states. Mr. Thoele was Chief Operating Officer of Mercy Health System prior to retirement. Mr. Thoele also serves as a Director of St. Anthony’s Health System, Alton, Illinois. Mr. Thoele previously served as a Director of HBO & Company; Chairman of the Board of FMOL Health System; Chairman of the Board/Chief Executive Officer of St. John Mercy Health System; and Chairman of the Board of the Catholic Health Association of the United States.

Mr. Thoele’s 40 plus years of experience as a chief executive and director of healthcare providers and hospital associations gives him particularly keen insight with respect to our business and customers.

The names of the current Transcend executive officers and their ages as of March 15, 2012 are as follows:

Name	Age	Position Held
Larry G. Gerdes	63	Chairman of the Board and Chief Executive Officer

Susan McGrogan	45	President and Chief Operating Officer

Lance Cornell	46	Chief Financial Officer, Chief Accounting Officer, Treasurer and Secretary

Executive officers are appointed by our Board and hold office at the pleasure of our Board. Executive officers devote their full time to our affairs. See the information provided above with respect to Larry G. Gerdes, our Chief Executive Officer.

Susan McGrogan has served as our President since August 2009, as our Chief Operating Officer since February 2007 and Senior Vice President of Operations between August 2006 and February 2007. Ms. McGrogan joined us in January 2005 upon our acquisition of Medical Dictation, Inc. Prior to joining us, Ms. McGrogan was President of Medical Dictation, Inc. from May 2003 to January 2005. Ms. McGrogan holds a Bachelor of Science degree from the University of Florida and a Master of Business Administration from the University of Georgia.

Lance Cornell has served as our Chief Financial Officer, Chief Accounting Officer, Treasurer and Secretary since November 2005. Prior to joining us, Mr. Cornell served as Chief Financial Officer beginning November 2000 at Facility Resources, Inc., a private facilities management outsourcing firm. From 1998 to 2000, Mr. Cornell served in Chief Financial Officer and Senior Vice President of Business Development roles at InfoCure, a publicly traded physician practice management software company, and one of its successors, VitalWorks. From 1992 to 1998, he served in several financial positions, including Vice President and Corporate

Controller, at HBO & Company, a healthcare information technology company. Mr. Cornell began his career in accounting at Baxter, a global medical products and services company. He is a licensed Certified Public Accountant and holds a Bachelor of Science degree in finance from the University of Colorado. Mr. Cornell also serves on the Board of Directors of Nobis Works, a non-profit organization.

There are no family relationships among any of our directors and officers, and there are no material proceedings in which any director or executive officer of Transcend is a party adverse to Transcend or any of its subsidiaries or has a material interest adverse to Transcend or any of its subsidiaries.

CORPORATE GOVERNANCE AND BOARD MATTERS

Leadership Structure of the Board of Directors

Mr. Gerdes currently serves as the Chairman of the Board and as our Chief Executive Officer. The Board believes that the Chairman’s ability to preside over normal Board meeting business sessions does not limit the Board’s ability to have open exchanges of views and to address any issues the Board chooses, independently of the Chairman. In addition, much of the work of the Board is conducted through its committees. Mr. Gerdes is not a member of any of the committees of the Board.

At this time, we have determined that the unified position of Chairman and Chief Executive Officer is an appropriate leadership structure because it serves to provide open and timely communication between the Board and management. We believe that there are a number of important advantages to combining the positions of Chairman and Chief Executive Officer. The Chief Executive Officer is the director most familiar with our business and industry and is best situated to lead discussions on important matters. Combining the Chairman and CEO positions creates a firm link between management and the Board and promotes the development and implementation of corporate strategy.

Although the Board does not have a lead independent director, executive sessions of the Board are chaired by the Chairman of the Nominating and Corporate Governance Committee, currently Mr. Clayton, who has extensive management and Board experience independent of his experience on our Board. Mr. Clayton and the independent directors set their own agenda for meetings in executive sessions and may consider any topic relevant to us and our business. We believe that regular, periodic, meetings held in executive session, in the absence of management members or management directors, provide the Board an adequate opportunity to review and address issues affecting management or the Company that require an independent perspective.

Meetings of the Board of Directors

The Board held eleven meetings during the year ended December 31, 2011. During the year ended December 31, 2011, each director attended more than 75% of the total number of meetings of the Board and committees on which he served. The independent members of the Board met in executive session at seven of the eleven meetings of the Board held during the year ended December 31, 2011. Although we do not have a formal policy regarding the directors’ attendance at annual meetings, all of our directors attended the last annual meeting of stockholders that was held on June 1, 2011.

Board Independence

In accordance with the listing standards of The NASDAQ Stock Market LLC, the Board must consist of a majority of independent directors. The Board has determined that Messrs. Bleser, Clayton, Edwards, Huff and Thoele each satisfy the definition of “independent director” under these NASDAQ listing standards. The Board performed a review to determine the independence of its members and made a subjective determination as to each of these independent directors that no transactions, relationships or arrangements exist that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director of the Company. In making these determinations, the Board reviewed the information provided by the directors and the Company with regard to each director’s business and personal activities as they may relate to the Company and its management.

Stockholder Communications with the Board of Directors

While the Board does not have a formal process for stockholders to send communications to the Board, each member of the Board is receptive to receiving such communications from stockholders. Stockholders may send communications to the attention of any director at our office address.

Committees of the Board of Directors

Our Board of Directors has four standing committees: the Nominating and Corporate Governance Committee, the Audit Committee, the Compensation Committee, and the Special Transaction Committee. Each of our Nominating and Corporate Governance Committee, Audit Committee, and Compensation Committee operates pursuant to a written charter which, as in effect from time to time, may be found on our website at www.transcendservices.com.

Audit Committee

The Audit Committee is a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee, which is comprised of Messrs. Bleser (Chairman), Huff and Thoele, oversees our accounting and reporting processes, including the internal controls related to such processes, and the audits of our financial statements. Each of Messrs. Bleser, Huff and Thoele is independent under existing NASDAQ listing standards and SEC requirements for audit committee members. The Board has examined the SEC’s definition of “audit committee financial expert” and has determined that Mr. Bleser satisfies this definition. The Audit Committee Charter is posted in the Investors section of our website at www.transcendservices.com. The Audit Committee held six meetings during the year ended December 31, 2011. See “Report of the Audit Committee” below.

The specific responsibilities of the Audit Committee include:

•	appointing, determining funding for, retaining and overseeing the independent registered public accounting firm, which firm is ultimately accountable to the Audit Committee and the Board;

•	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

•

obtaining annually, from the independent registered public accounting firm, the written disclosures and letters required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence, actively engaging in a dialogue with the independent registered public accounting firm regarding any disclosed relationships or services that may impact objectivity and independence of the independent registered public accounting firm and taking, or recommending that the Board take, appropriate action to oversee the independence of the independent registered public accounting firm;

•

reviewing, with the independent registered public accounting firm and our financial and accounting personnel, the adequacy and effectiveness of our accounting and financial controls, and eliciting any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable;

•

reviewing with management and our outside counsel on at least a quarterly basis all pending or threatened litigation involving the Company, including any legal matters that may have a material impact on the financial statements and any material reports or inquiries received from regulators or governmental agencies;

•	preparing the report of the Audit Committee required pursuant to the rules promulgated by the SEC to be included in our annual proxy statement;

•

conducting or authorizing investigations into or studies of matters within the Audit Committee’s scope of responsibilities under the Audit Committee Charter, including but not limited to claims of fraud, as may be assigned to it by the Board from time to time; and

•	reviewing and reassessing the adequacy of the Audit Committee Charter on an annual basis and recommending any proposed changes to the Board for adoption.

Compensation Committee

The Compensation Committee, which is comprised of Messrs. Thoele (Chairman), Clayton, and Edwards, acts as administrator of our stock-based incentive plans and makes recommendations concerning the establishment of additional employee benefit plans for the employees and directors and compensation for our executive officers and directors. The Compensation Committee may delegate all or a portion of its duties and responsibilities to a subcommittee of the committee. Each member of the Compensation Committee is independent under existing NASDAQ listing standards. The Compensation Committee Charter is posted in the Investors section of our website at www.transcendservices.com. The Compensation Committee held four meetings during the year ended December 31, 2011. See “Compensation Discussion and Analysis” and “Report of the Compensation Committee” below.

The specific responsibilities of the Compensation Committee include:

•

evaluating and/or developing our compensation policies and philosophy applicable to executive officers and other employees of the Company, which shall include consideration of (a) the attraction and retention of executive officers; (b) the motivation of executive officers to achieve our business objectives; and (c) the alignment of the interests of executive officers with the long-term interests of our stockholders;

•	reviewing and recommending on an annual basis the corporate goals and objectives with respect to compensation for executive officers and other employees of the Company;

•

recommending the executive officers’ annual compensation, including salary, bonus, incentive, deferred and equity compensation, which such recommendation shall be subject to approval by the full Board, with interested members of the Board recusing themselves as appropriate;

•	reviewing and recommending to the Board changes to the compensation of outside directors;

•	reviewing and discussing with our management the Compensation Discussion and Analysis required by SEC Regulation S-K Item 402;

•

approving employment agreements, severance agreements and change in control agreements for the Chief Executive Officer and other officers, and all amendments to such agreements, in each case, when and if appropriate; and

•

evaluating its own performance, reviewing the adequacy of the Charter at least annually, and delivering a report setting forth the results of such evaluation and review, and any recommended changes, to the Board for its approval.

The Compensation Committee did not engage a compensation consultant during the year ended December 31, 2011. As further described in the Compensation Discussion and Analysis on pages I-12 through I-19, we purchased executive officer compensation data from a national consulting firm, but the data was not customized (except for filtering for companies of similar size and in similar industries, which parameters were not developed by the consulting firm) and the consulting firm did not provide any advice or consulting services to the Company or the Compensation Committee in connection with the provision of the data.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board (the “Nominating and Governance Committee”), which is comprised of Messrs. Clayton (Chairman), Bleser and Edwards, was established in May 2004 for the purposes of (i) assisting the Board in identifying qualified individuals to become members of the Board of Directors; (ii) determining the composition of the Board and its committees; (iii) monitoring the process to assess the effectiveness of the Board and its committees; and (iv) developing and implementing our corporate governance guidelines. Each of Messrs. Clayton, Bleser and Edwards is independent under existing NASDAQ listing standards.

The specific responsibilities of the Nominating and Governance Committee include:

•	considering written recommendations for director nominees submitted in a timely manner to our Secretary by our stockholders;

•	reviewing all stockholder proposals submitted in a timely manner to us and recommending appropriate action on each such proposal to the Board;

•	leading the search for individuals qualified to become members of the Board and selecting director nominees to be presented for approval by our stockholders;

•	recommending to the Board individuals to fill vacancies occurring from time to time on the Board;

•	reviewing the Board’s committee structure and recommending to the Board for its approval directors to serve as members of each committee;

•	developing and recommending to the Board for its approval a set of corporate governance guidelines and monitoring compliance with such guidelines;

•

reviewing all related party transactions and actual or potential conflicts of interest involving members of the Board or management and recommending appropriate action on each such matter to the Board;

•	monitoring compliance with our existing Code of Business Conduct and Ethics Policy and considering any waiver of the provisions thereof;

•	advising the Board as a whole on corporate governance matters;

•	developing and recommending to the Board for its approval an annual self-evaluation process of the Board and its committees;

•	establishing and conducting (in conjunction with management) orientation programs for new directors; and

•	conducting or authorizing investigations regarding matters within the scope of the Nominating and Governance Committee’s functions.

The Nominating and Governance Committee will consider a candidate for director proposed by a stockholder. A candidate must be highly qualified and be both willing to serve and expressly interested in serving on the Board. A stockholder wishing to propose a candidate for the Nominating and Governance Committee’s consideration should forward the candidate’s name and information about the candidate’s qualifications to Transcend Services, Inc., One Glenlake Parkway, Suite 1325, Atlanta, Georgia, 30328, Attention: Corporate Secretary no later than December 19, 2012, if the stockholder chooses to use the process described in Rule 14a-8 of the Exchange Act, or March 4, 2013, if the stockholder submits such nomination outside the process described in Rule 14a-8 of the Exchange Act.

The Nominating and Governance Committee shall select individuals, including candidates proposed by stockholders, as director nominees who shall have the highest personal and professional integrity, who shall have demonstrated exceptional ability and judgment, and who shall be most effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the stockholders. A candidate for election as a director is nominated to stand for election based on his or her professional experience, recognized achievements in his or her respective fields, an ability to contribute to some aspect of our business and the willingness to make the commitment of time and effort required of a director. The Nominating and Governance Committee selects individuals possessing an appropriate diversity of background and experience, good judgment, deep knowledge of our industry, familiarity with our business and prospects, strength of character, and an independent mind, as well as a reputation for integrity and high personal and professional ethics. Each nominee should also bring a strong and unique background and set of skills to the Board, giving the Board, as a whole, competence and experience in a wide variety of areas.

We do not have a formal policy with regard to the consideration of diversity in identifying director nominees, but the Nominating and Governance Committee strives to nominate directors with a variety of complementary skills so that the Board as a whole will possess the appropriate talent, skills and expertise to oversee our business.

The Nominating and Governance Committee Charter is posted in the Investors section of our website at www.transcendservices.com. The Nominating and Governance Committee held three meetings during the year ended December 31, 2011.

Special Transaction Committee

The Special Transaction Committee, which is comprised of Messrs. Edwards (Chairman), Bleser, and Thoele, is convened from time to time at the request of the Board to review strategic opportunities for the Company, including acquisition opportunities, and make recommendations to the Board. The Special Transaction Committee held one meeting during the year ended December 31, 2011.

Role in Risk Oversight

The Board receives an annual, in-depth review of risks that may potentially affect us, as identified and presented by management, including all such risks reflected in our periodic filings. Additionally, the Board receives regular, quarterly updates on all such elements of risk. The Board may, and from time to time has, requested supplemental information and disclosure about any other specific area of interest and concern relevant to risks it believes are faced by us and our business. The Board believes our current leadership structure enhances its oversight of risk management because our Chief Executive Officer, who is ultimately responsible for our risk management process, is in the best position to discuss with the Board these key risks and management’s response to them by also serving as Chairman.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised of Messrs. Thoele (Chairman), Clayton and Edwards. None of the current members of the Compensation Committee has ever served as an officer or employee of the Company or had any relationship during fiscal 2011 that would be required to be disclosed pursuant to Item 404 of Regulation S-K. No interlocking relationships exist between the Company’s current Board or Compensation Committee and the board of directors or compensation committee, or other committee serving an equivalent function, of any other company.

Code of Business Conduct and Ethics Policy

Our Board has adopted a Code of Business Conduct and Ethics Policy (the “Code of Ethics”) and reviews it at least annually. The Code of Ethics applies to all of our directors, officers and employees and must be acknowledged in writing by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. The Code of Ethics is posted in the Investors section of our website at www.transcendservices.com.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board oversees our financial reporting on behalf of the Board. Management is responsible for the system of internal controls and for preparing financial statements. Our independent registered public accounting firm is responsible for expressing an opinion on the fair presentation of the financial statements in conformity with generally accepted accounting principles and the effectiveness of internal controls over financial reporting.

We have reviewed and discussed with management the Company’s audited financial statements as of and for the year ended December 31, 2011 included in the Company’s Annual Report on Form 10-K.

We have discussed with Grant Thornton LLP, the Company’s independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, we have received and reviewed the written disclosures and the letter from Grant Thornton LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence and have discussed with Grant Thornton LLP the auditors’ independence.

Based on the reviews and discussions referred to above, we recommended to the Board of Directors that the audited financial statements referred to above be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 for filing with the Securities and Exchange Commission.

The foregoing report has been furnished by the Audit Committee of the Board of Directors of Transcend Services, Inc.

Joseph G. Bleser (Chairman)

Walter S. Huff, Jr.

Charles E. Thoele

The foregoing report of the Audit Committee shall not be deemed to be incorporated by reference in any previous or future documents filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates the report by reference in any such document.

DIRECTOR COMPENSATION

Director Compensation Table

The following table provides certain information concerning compensation for each non-employee director during the fiscal year ended December 31, 2011.

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1)(2) ($)	Total ($)
Joseph G. Bleser	28,500	49,988	78,488
Joseph P. Clayton	22,750	49,988	72,738
James D. Edwards	23,000	49,988	72,988
Walter S. Huff, Jr.	21,250	49,988	71,238
Charles E. Thoele	24,750	49,988	74,738

(1)

The amounts shown in this column represent the aggregate grant date fair value (calculated in accordance with the FASB ASC 718) with respect to awards made during the fiscal year ended December 31, 2011. The assumptions upon which the amounts in this column are based are set forth in Note 15 to our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. No non-employee director forfeited any stock awards during 2011.
(2)	At December 31, 2011, the aggregate number of shares subject to outstanding and unexercised options held by each of the non-employee directors was: Mr. Bleser—30,000 shares; Mr. Clayton—30,000 shares; Mr. Edwards—20,000 shares; Mr. Huff—35,000 shares; and Mr. Thoele—35,000 shares. At December 31, 2011, the total number of restricted stock awards held by each of the non-employee directors was: Mr. Bleser—1,916 shares; Mr. Clayton—1,916 shares; Mr. Edwards—1,916 shares; Mr. Huff—1,916 shares; and Mr. Thoele—1,916 shares.

Discussion of Director Compensation

In accordance with its charter, the Compensation Committee is responsible for reviewing compensation for directors serving on the Board and its committees. For their first term of service, newly appointed non-employee directors are granted a restricted stock award, with the number of shares of restricted stock determined by dividing $100,000 by the closing price of our common stock on the date of appointment. Non-employee directors that are re-elected to the Board are awarded a number of shares of restricted stock determined by dividing $50,000 by the closing price of our common stock on the date of re-election. For each of these restricted stock awards, one-third of the restricted shares vest on each of the first three anniversary dates of the award. On June 1, 2011, Messrs. Bleser, Clayton, Edwards, Huff, and Thoele were each granted a restricted stock award of 1,916 shares of our common stock, with one-third vesting June 1, 2012, one-third on June 1, 2013 and one-third on June 1, 2014. In addition, each non-employee director receives (i) a cash retainer of $3,500 per quarter, with the Chairman of the Audit Committee receiving an additional quarterly retainer of $2,000, and the Chairmen of the Compensation Committee and the Nominating and Corporate Governance Committee each receiving an additional quarterly retainer of $1,000; (ii) a $1,000 fee for participating in each meeting of the Board, other than telephonic meetings for which the fee is $500 per meeting; and (iii) a $500 fee for participating in each meeting of a Committee of the Board. No fees are paid to Mr. Gerdes, the Chairman of the Board, who is also our Chief Executive Officer.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee operates pursuant to a written charter adopted by the Board of Directors. The Charter is posted in the Investors section of our website at www.transcendservices.com. The Compensation Committee reviews and reassesses the adequacy of its charter on an annual basis. The Compensation Committee is responsible for reviewing and approving all compensation and awards to those of our executive officers listed in the Summary Compensation Table below, whom we refer to in this proxy statement as our “named executive officers”, which include our Chief Executive Officer, our Chief Financial Officer, and our President and Chief Operating Officer. The Compensation Committee also assesses our compensation policies and practices for all employees and provides input to management on whether the compensation arrangements for our executives incentivize unnecessary and excessive risk taking.

Executive Summary, Philosophy and Objectives

Our executive compensation program is designed to attract, motivate and retain qualified executives, reward outstanding performance and results and align management’s incentives with the interests of our stockholders. We believe that our executive officers should be motivated by our performance as well as their individual performance.

To accomplish these objectives, our executive compensation program includes three underlying components: base salary, short-term cash incentives and long-term equity-based incentives.

We delivered strong financial results for the year ended December 31, 2011. Revenue increased 33% to $125,057,000, compared to revenue of $94,307,000 in 2010. Gross profit increased 43% to $49,665,000, compared to $34,627,000 in 2010. Operating income increased 42% to $20,536,000, compared to $14,469,000 in 2010. Including the favorable impact of a lower effective tax rate in 2011, net income increased 123% to $19,038,000, compared to $8,520,000 in 2010, which caused net earnings per share to more than double during 2011, compared to 2010. While we had strong performance, no short-term cash incentives were paid to our named executive officers. Payments to our named executive officers are described in the “Compensation Process—Short-Term Cash Incentives” section below.

During 2011, we did not make any major structural changes to our executive compensation program or compensation philosophy. At the Company’s annual meeting of stockholders held on June 1, 2011, the Company provided to its stockholders an advisory vote on the compensation of the Company’s named executive officers. The Board considered the results of the advisory vote, and in light of the overwhelming approval of the compensation of the Company’s named executive officers, the Board chose to continue to provide, consistent with previous fiscal years, the elements of compensation described more fully below.

2012 Pay Implications

2012 pay implications are described under the “Compensation Process—Base Salary” and “Compensation Process—Short-Term Cash Incentives” sections below.

Compensation Process

This section describes the process for setting executive compensation, the elements of such compensation, how these elements are determined, why we choose to pay each element and how each element relates to our overall compensation philosophy.

Base Salary

We provide our executive officers, including our named executive officers, with a base salary designed to attract and retain qualified executives and compensate them on a basis consistent with their peers in our competitor companies relative to their skills, professional status, experience and contributions. Management and the Compensation Committee review base salary levels annually and compare base salaries of our executive officers to base salaries of our competitors’ executive officers and other public companies with similar annual revenues in similar industries. We have no specific percentile or range within which we target our executive officers’ base salaries in relation to our competitors. Based on the 2010 and 2011 executive compensation survey results described below, our executive officers’ base compensation falls between the 25th percentile and the median of the ranges. We want our executive officers’ base salaries to be reasonable in relation to our peers, but not in excess of our competitors.

We used a similar process to set base salaries for our named executive officers for 2012. During 2011 and 2010, our Chief Financial Officer (“CFO”) conducted a survey of salaries and bonuses paid to executive officers by our publicly-traded competitors and other public companies in similar industries. The competitors surveyed during 2011 were MedQuist, Inc. and Nuance Communications, Inc., and the competitors surveyed during 2010 were MedQuist, Inc., MedAssets, Inc. and Nuance Communications, Inc. For both 2011 and 2010, these competitors had revenues significantly in excess of ours, but based on industry similarities, management believed it was appropriate to compare each of these competitors’ executive compensation for the respective fiscal years. The non-competitor public companies surveyed during 2011 were Computer Programs and Systems, Inc., HealthStream, Inc., MedAssets, Inc., Medidata Solutions, Inc. Mediware Information Systems, Inc., Merge Healthcare Incorporated, and Omnicell, Inc. The non-competitor public companies surveyed during 2010 were Computer Programs and Systems, Inc., Medidata Solutions, Inc. HealthStream, Inc., Mediware Information Systems, Inc., Merge Healthcare Incorporated, Night Hawk Radiology Holdings, Inc. and Omnicell, Inc. In both years, these companies were chosen because they operated in similar industries and, in general, their annual revenues were similar to ours.

In 2010 and 2011, our CFO also compared our executive officers’ compensation, including base salaries, other short-term cash compensation and long-term equity-based incentives to an executive compensation survey conducted for each year by a national consulting firm. The consulting firm did not provide advice or consulting services to the Company or the Compensation Committee. The survey results were adjusted by the consulting firm using a regression analysis on the data to more closely approximate companies with annual revenue similar to ours. The consulting firm neither developed the parameters to adjust the 2011 or 2010 executive compensation survey results nor provided advice on the results of the survey. Our CFO specifically reviewed the results for “all organizations” and organizations categorized under “general business services”. There were approximately 250 companies included in the “all organizations” category and approximately 40 companies in the “general business services” category.

Our CFO then discussed the results of the executive compensation survey and the internally conducted survey of other public companies with our CEO. Our CEO and CFO also reviewed internal pay equity between executive officers, taking into account such factors as individual performance against objectives and scope of responsibility. Our CEO and CFO then presented their recommendations to the Compensation Committee, along with the surveys, our CEO’s review of the performance of our executives (other than himself) and our CFO’s analysis of our financial position and our performance against stated objectives. The Compensation Committee reviewed our CEO’s and CFO’s recommendations and a five-year detailed history of our executive compensation, discussed the individual performance of each of our executive officers, including our CEO, and corporate performance against stated objectives and approved the recommendations as described below. Neither the Board nor the Compensation Committee retained a compensation consultant during 2011 or 2010.

On November 30, 2011, the Compensation Committee completed its annual performance and compensation review of the named executive officers and made 2012 compensation recommendations. On November 30, 2011, the Compensation Committee approved increases to the base salaries of the named executive officers for 2012. Mr. Gerdes’ base salary increased by $10,000, or approximately 2.9%, to $350,000. Mr. Cornell’s base salary increased by $15,000, or approximately 6.5%, to $245,000. Ms. McGrogan’s base salary increased by $20,000, or approximately 7.3%, to $295,000. The Compensation Committee believes that its actions are appropriate given the survey data and total compensation packages for the named executive officers.

Short-Term Cash Incentives

We award cash incentives to executive officers, including our named executive officers, who meet short-term performance objectives that are based on a combination of corporate and individual performance. Our objective is that short-term cash incentives will represent a maximum of 50%–100% of each executive officer’s base salary. For 2011, none of our named executive officers received a short-term cash incentive (normally paid in the first quarter of 2012). For 2012, each executive officer is eligible to receive a cash incentive award under our bonus plan based on the achievement of specified objective performance targets for 2012, payable in the first quarter of 2013. Each named executive officer is eligible to receive a bonus at a target rate of 50% of annual salary, with the potential to achieve 120% of the target rate (60% of annual salary) upon specified over-achievement of objectives. In addition, the Board may award up to $50,000 to each executive officer on a discretionary basis upon achievement of an objective “stretch” goal. We believe that our cash incentives are consistent with our survey data and are sufficient to attract and retain talented individuals.

Corporate performance objectives typically represent 75%–100% of total potential short-term cash incentives for each named executive officer and individual performance objectives comprise the remaining portion of the goal. The performance of each named executive officer was (for 2011) and will be (for 2012) measured against two or more of the following corporate performance objectives:

2012:

•	sales;

•	revenue;

•	gross margin as a percentage of revenue;

•	earnings before interest, taxes, depreciation and amortization (“EBITDA”);

•	Salar EBITDA;

•	shareholder return; and

•	acquisitions;

2011:

•	customer retention;

•	sales;

•	Encore platform sales and conversions;

•	India cost per transcription line;

•	gross profit as a percentage of revenue;

•	EBITDA as a percent of revenue;

•	acquisitions; and

•	earnings per share.

Measurement of achievement of corporate performance objectives is less subjective and discretionary and more objective than measurement of achievement of individual performance objectives, which are typically more subjective and discretionary in nature.

Corporate and individual objectives are proposed by management, approved by the Compensation Committee either late in the fourth quarter or during the first quarter of each year, and given to each executive officer in writing near the beginning of the fiscal year. Each objective is weighted. For each named executive officer in 2012, revenue is weighted at 30% of the total potential short-term cash incentive, EBITDA at 30%, other corporate goals (see above) at 30% and individual performance at 10%. Further, each objective typically has a threshold, target and stretch level. Below the threshold, no cash incentive payment is earned. For 2012, at the threshold, 50% of the target cash incentive is earned. At the target, 100% of the target cash incentive is earned. At stretch, 120% of the target cash incentive is earned.

The performance by each individual (other than the CEO) against those objectives is evaluated at the end of the year by the CEO and reviewed with the Compensation Committee. The Compensation Committee evaluates the CEO’s performance against his individual objectives. Management believes cash incentives motivate our executive officers to achieve outstanding performance and help our executive officers focus their time and efforts in the areas that management believes will be most conducive to meeting its overall short-term objectives, and still provide the executive officers incentives to work on other areas that need improving outside of the objectives outlined in their goals.

The 2012 target levels associated with the corporate performance objectives described above were derived from our internal operating plans, which are not disclosed publicly for competitive reasons. These target levels constitute confidential commercial and strategic financial information, and we believe that prospective disclosure of these targets would result in competitive harm to us. The Compensation Committee believes that the targeted levels of performance are challenging and reflect desired above-market performance, and thus typically would not be achieved all of the time. At the time the performance goals were established, the Compensation Committee also believed that performance at a level above the target level would be difficult, but not impossible, to achieve. For 2012, we believe that it is more likely than not that our executive officers will achieve at least one or more of their short-term performance objectives, but it is also more likely than not that they will not maximize all of their performance objectives simultaneously. The CEO and Compensation Committee typically do not use discretion in determining the level of award for performance against corporate performance objectives since performance against these objectives can be measured with specificity.

Long-Term Equity-Based Incentives

Long-term incentive compensation consists of equity-based compensation such as stock options or restricted stock awards that vest over a period of time. We believe this vesting period motivates our executive officers, including our named executive officers, to focus their efforts on our long-term goals and aligns the executive officers’ interests with our stockholders’ interests since the ultimate value of such compensation is linked directly to the price of our stock.

We rely primarily on stock options and restricted stock awards to provide long-term incentive compensation to our executive officers, including our named executive officers. Stock options typically have a ten-year term before expiration and are generally exercisable 25% per year on the grant date anniversary. Executive officers must be employed by us at the time of vesting in order for the options to vest. The exercise price of the options is based on the closing stock price on the date of grant. Our philosophy does not allow for repricing of stock options or for stock option grants made below market value on the date of grant. Vesting of the restricted stock awards is either time-based or performance-based, and vesting periods are typically three to four years. Executive officers must be employed by us at the time of vesting in order to receive the shares.

We have not set a pre-determined range of long-term incentive compensation as a percentage of total compensation for any particular performance period. Instead, long-term incentives are awarded based on a combination of all of the following factors: past individual and corporate performance, the value of cumulative long-term incentive awards and the impact of potential dilution from new awards to existing stockholders. In addition, we do not have a pre-determined calendar schedule for the award of long-term incentive compensation to our named executive officers. The Compensation Committee does not make such awards during periods in which the named executive officers have material non-public information about the Company.

In 2011, the Compensation Committee did not approve the issuance of performance-based restricted stock awards for any named executive officer. In March 2012, the Board determined that 2011 performance measures required for the vesting of certain performance-based restricted stock awards had been met, resulting in the vesting of the following shares of performance-based restricted stock: Mr. Gerdes—6,250 shares, Ms. McGrogan—11,750 shares and Mr. Cornell—8,375 shares.

Broad-Based Benefits

We provide a broad range of employee benefits to our executive officers and full-time employees, including health, disability and life insurance, paid personal time off, paid holidays and a 401(k) retirement plan. There is no difference between the cost of and benefits provided under our broad-based benefit plans to our named executive officers compared to other full-time employees.

Allocation of Compensation Elements

For 2011, the mix of short-term cash incentives and long-term equity-based incentives was determined in 2011 with consideration of the data obtained in the internal and external surveys discussed above and our performance and cash position, with the overall goal of awarding short-term cash incentives totaling a maximum of 50%–100% of each individual’s base salary. We had no pre-determined percentage of total compensation related to the award of long-term equity-based incentives. We did not pay any short-term cash incentives in the first quarter of 2012 on account of 2011 performance or grant any long-term equity based incentives in 2011 to our named executive officers.

Employment Agreements and Severance Agreements

Our philosophy is to enter into executive officer employment contracts and retention agreements based on the particular facts and circumstances involved in the individual employment relationship. The terms of any such agreements are approved by the Compensation Committee. We do not currently have employment agreements with any of our named executive officers, and do not have any severance agreements with our named executive officers other than Mr. Cornell, who is due six months of severance in the event he is no longer the Chief Financial Officer upon a change of control of the Company.

For purposes of our agreements, we use the definition of “change of control’ as outlined in our 2009 Stock Incentive Plan. A “change of control” is defined in the 2009 Stock Incentive Plan as either of the following:

a)	any transaction or series of transactions pursuant to which the Company sells, transfers, leases, exchanges or disposes of substantially all (at least eighty-five percent (85%)) of its assets for cash or property, or for a combination of cash and property, or for other consideration; or

b)	any transaction pursuant to which persons who are not current stockholders of the Company acquire by merger, consolidation, reorganization, division or other business combination or transaction, or by a purchase of an interest in the Company, an interest in the Company so that after such transaction, the stockholders of the Company immediately prior to such transaction no longer have a controlling (fifty percent (50%) or more) voting interest in the Company.

In the event of a change of control, and if the agreement effectuating the change of control does not provide for the assumption or substitution of all of our outstanding options, with respect to any stock options awarded under the stock incentive plans, the Compensation Committee, in its sole discretion, may take any or all of the following actions: (i) accelerate the vesting and/or exercisability of any such option, (ii) cancel any such option that is not vested and/or which has not become exercisable as of the date of the change of control, (iii) cancel any such option in exchange for cash or property, (iv) provide the holder with an opportunity to exercise the option prior to the effective date of the change of control, or (v) cancel any such option and notify the holder if the fair market value of the shares that could be purchased under the options does not exceed the aggregate exercise price of the options. In the case of restricted stock awards, in the event of a change of control, with respect to any awards issued under the stock incentive plans, the Compensation Committee, in its sole discretion, may, take any or all of the following actions: (i) accelerate the vesting and/or exercisability of any such award, (ii) cancel any such award that is not vested and/or which has not become exercisable as of the date of the change of control, (iii) cancel any such award in exchange for cash or property, (iv) provide the holder with an opportunity to exercise the award prior to the effective date of the change of control, or (v) cancel any such award and notify the holder if the fair market value of the shares that could be purchased under the award does not exceed the aggregate exercise price of the award.

If a change of control had occurred on December 31, 2011, and the Compensation Committee had elected to accelerate the vesting and/or exercisability of options and restricted stock awards held by the named executive officers, the table below shows the number and cash value of options that would become exercisable for each named executive officer and the number and cash value of restricted stock awards that would have vested for each named executive officer.

Officer	Unexercisable Options at 12/31/11	Option Exercise Price ($)	Option Cash Value at 12/31/11 (1) ($)	Unvested Restricted Stock Awards at 12/31/11	Restricted Stock Awards Cash Value at 12/31/11 (1) ($)
Larry G. Gerdes	5,000	9.98	68,750
				12,500	296,625

Susan McGrogan	5,000	9.98	68,750
	3,125	11.75	37,438
	4,376	11.75	52,424
	3,750	11.06	47,513
				37,000	870,010

Lance Cornell	5,000	9.98	68,750
	2,198	11.75	26,332
	1,552	11.75	18,593
	3,750	11.06	47,513
				26,000	616,980

(1)	Based on a closing sales price of our common stock as reported on the NASDAQ Global Select Market of $23.73 per share on December 30, 2011.

In addition, based upon our severance agreement with Mr. Cornell, upon a change of control resulting in his termination, he would have been due a severance payment of $115,000 based on his 2011 base salary of $230,000.

Retirement Plan

We offer each employee, including our named executive officers, the opportunity to participate in our 401(k) plan. Employees may contribute up to the maximum allowed by the Internal Revenue Service. We may elect to match a portion of their contributions. During 2011, we made $350,000 of matching cash contributions to our employees and executive officers, including our named executive officers.

Perquisites

Other than the compensation elements described above, we do not provide any other benefit to our executive officers that would qualify as a perquisite for purposes of this Compensation Discussion and Analysis.

Accounting and Tax Considerations

We account for stock compensation in accordance with FASB ASC Topic 718—Compensation—Stock Compensation. As such, the fair value of options calculated in accordance with the Black-Scholes-Merton valuation model is expensed as compensation cost over the period of service related to the options (typically the vesting period).

As part of its role, the Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Code, which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals, unless the compensation is performance-based. The Company has no individuals with non-performance based compensation paid in excess of the Code Section 162(m) tax deduction limit.

Risk Oversight in Compensation Programs

We have assessed our compensation programs and have concluded that risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on us. The risk assessment process included a review of program policies and practices, focusing on programs with variable compensation provisions and identifying the risks related to the programs. The Compensation Committee determined that our compensation programs encourage our employees to take appropriate risk in the performance of our business, but do not encourage excessive risk. We are encouraging our employees to make decisions that should result in positive short-term and long-term results for our business and our stockholders without providing an incentive for unnecessary risk. The Compensation Committee will continue to monitor our compensation programs on an ongoing basis to ensure that risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on us.

SUMMARY COMPENSATION TABLE

The following table provides certain summary information for the years ended December 31, 2011, 2010 and 2009 concerning compensation paid or accrued by us to or on behalf of our Chief Executive Officer, our Chief Financial Officer, and our President and Chief Operating Officer, to whom we refer to in this proxy statement as our “named executive officers”.

Name & Principal Position	Year	Salary ($)	Stock Awards (1)(2) ($)	Non-Equity Incentive Plan Compensation (3) ($)	All Other Compensation (4) ($)	Total ($)
Larry G. Gerdes	2011	340,000	—	—	—	340,000
Chief Executive Officer	2010	340,000	—	146,000	—	486,000
	2009	315,000	406,500	43,155	—	764,655

Susan McGrogan	2011	275,000	—	—	3,088	278,088
Pres. & Chief Operating Officer	2010	275,000	435,780	120,000	2,206	832,986
	2009	250,000	325,200	53,000	2,417	630,617

Lance Cornell	2011	230,000	—	—	3,889	233,889
Chief Financial Officer	2010	215,000	298,590	120,000	4,104	637,694
	2009	200,000	243,900	44,000	5,450	493,350

(1)	The amounts in this column represent the aggregate grant date fair value of the stock awards or stock options awarded to the named executive officer, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC 718”), and do not take into account any estimated forfeitures. Assumptions used in the calculation of the grant date fair value are set forth in Note 15 to our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.
(2)	Stock awards for 2010 are performance-based restricted stock awards that vest in four equal 25% increments from March 2013 through March 2016. Stock awards for 2009 are performance-based restricted stock awards that vest in four equal 25% increments from March 2010 through March 2013. These valuations assume maximum awards and exclude the effect of estimated forfeitures.
(3)	The amounts in this column for 2010 were paid to the named executive officers in February 2011 and represent short-term cash incentive payments with respect to 2010 performance. The amounts in this column for 2009 were paid to the named executive officers in January 2010 and represent short-term cash incentive payments with respect to 2009 performance.
(4)	The amounts in this column represent Company match of 401(k) contributions.

2011 GRANTS OF PLAN-BASED AWARDS

During 2011, there were no grants of plan-based awards to our named executive officers.

OUTSTANDING EQUITY AWARDS AT 2011 FISCAL YEAR-END

The following table provides certain information regarding the total number of equity awards outstanding as of December 31, 2011 for each of the named executive officers.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (6) ($)
Larry G. Gerdes	100,000 50,000 15,000	— — 5,000	(1)	4.15 3.40 9.98	12/24/2013 12/15/2016 3/12/2018
						12,500	(4)	296,625

Susan McGrogan	15,000 5,000 30,000 15,000 22,500 11,250	— — — 5,000 7,500 3,750	(1) (2) (3)	2.95 2.00 3.40 9.98 11.75 11.06	1/31/2015 11/10/2015 12/15/2016 3/12/2018 7/29/2018 11/10/2018
						10,000	(4)	237,300
						27,000	(5)	640,710

Lance Cornell	40,000 50,000 15,000 11,250 11,250	— — 5,000 3,750 3,750	(1) (2) (3)	2.10 3.40 9.98 11.75 11.06	11/1/2015 12/15/2016 3/12/2018 7/29/2018 11/10/2018
						7,500	(4)	177,975
						18,500	(5)	439,005

(1)	The unexercisable portion of this option as of December 31, 2011 vests and becomes exercisable on March 12, 2012.
(2)	The unexercisable portion of this option as of December 31, 2011 vests and becomes exercisable on July 29, 2012.
(3)	The unexercisable portion of this option as of December 31, 2011 vests and becomes exercisable on November 10, 2012.
(4)	This award of performance-based restricted stock vests in two equal increments on March 31 of each year from 2012 through 2013.
(5)	This award of performance-based restricted stock vests in four equal increments on March 31 of each year from 2012 through 2015.
(6)	The market value of shares of performance-based restricted stock that have not vested at December 31, 2011 for each named executive officer is determined by the number of shares set forth above multiplied by the December 30, 2011 closing share price of $23.73 as reported on the NASDAQ Global Select Market.

2011 OPTION EXERCISES AND STOCK VESTED

None of the restricted stock awards held by our named executive officers vested during the year ended December 31, 2011. None of our named executive officers exercised stock options during the year ended December 31, 2011.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about our common stock that may be issued upon the exercise of stock options or other stock-based awards under all of our existing equity compensation plans, including the 1992 Stock Option Plan, 2001 Stock Option Plan, 2003 Stock Incentive Plan, 2005 Stock Incentive Plan, 2007 Stock Incentive Plan and 2009 Stock Incentive Plan, as of December 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	753,931	$8.49	673,096	(1)
Equity compensation plans not approved by security holders	—	—	—
Total	753,931	$8.49	673,096	(1)

(1)	In addition to being available for future issuance upon exercise of stock options that may be granted after December 31, 2011, the securities shown remain available for future issuance in the form of restricted stock or other stock-based awards under the 2009 Stock Incentive Plan.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the above Compensation Discussion and Analysis with the Company’s management.

Based on such review and discussions, we recommended to the Board of Directors that the Compensation Discussion and Analysis referred to above be included in this Information Statement.

This Report is not incorporated by reference into any of the Company’s previous or future filings with the SEC, unless any such filing explicitly incorporates this Report.

The Compensation Committee

Charles E. Thoele, Chairman

Joseph P. Clayton

James D. Edwards

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 15, 2012 (the “Ownership Date”) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, each of our directors, each of our director nominees, each of our named executive officers, and all of our directors and executive officers as a group. Unless otherwise indicated, the address of each beneficial owner is c/o Transcend Services, Inc., One Glenlake Parkway, Suite 1325, Atlanta, GA 30328. Except as otherwise indicated, the stockholders listed in the table have sole power to vote or dispose of the common stock owned by them.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percent of Shares
Larry G. Gerdes	654,915	(2)	6.03%
Susan McGrogan	364,281	(3)	3.37%
Lance Cornell	164,250	(4)	1.52%
Joseph G. Bleser	46,628	(5)	*
Joseph P. Clayton	35,529	(6)	*
James D. Edwards	33,582	(7)	*
Walter S. Huff, Jr.	476,332	(8)	4.44%
Charles E. Thoele	52,664	(9)	*
Royce & Associates, LLC	1,091,018	(10)	10.21%
GAMCO Investors, Inc. and Affiliates	1,293,048	(11)	12.09%
Nuance Communications, Inc.	1,825,181	(12)	16.24%
All directors and executive officers as a group (8 persons)	1,825,181		16.24%

*	Less than 1% of outstanding shares.
(1)	“Beneficial ownership” includes shares for which an individual, directly or indirectly, has or shares voting or investment power, or both, and also includes options that are exercisable within 60 days of the Ownership Date. Unless otherwise indicated, all of the listed persons have sole voting and investment power over the shares listed opposite their names. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, referred to in this Information Statement as the Exchange Act. Pursuant to the rules of the Securities and Exchange Commission, referred to in this Information Statement as the SEC, certain shares of our common stock that a beneficial owner has the right to acquire within 60 days pursuant to the exercise of stock options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such owner, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Includes 12,500 shares of unvested restricted stock; 27,720 shares held by Mr. Gerdes’ spouse; 3,000 shares held by the Gerdes Family Partnership LP of which Mr. Gerdes is the General Partner; and 170,000 shares of common stock that may be acquired by Mr. Gerdes upon the exercise of stock options exercisable within 60 days of the Ownership Date. The address of Mr. Gerdes is One Glenlake Parkway, Suite 1325, Atlanta, Georgia 30328.
(3)	Includes 37,000 shares of unvested restricted stock and 103,749 shares of common stock that may be acquired by Ms. McGrogan upon the exercise of stock options exercisable within 60 days of the Ownership Date.
(4)	Includes 26,000 shares of unvested restricted stock; 1,000 shares held by Mr. Cornell’s spouse and 132,500 shares of common stock that may be acquired by Mr. Cornell upon the exercise of stock options exercisable within 60 days of the Ownership Date.
(5)	Includes 26,666 shares of common stock that may be acquired by Mr. Bleser upon the exercise of stock options exercisable within 60 days of the Ownership Date.

(6)

Includes 2,779 shares of common stock held by an investment partnership in which Mr. Clayton has a 1/9th interest and shares voting power and 26,666 shares of common stock that may be acquired by Mr. Clayton upon the exercise of stock options exercisable within 60 days of the Ownership Date.

(7)	Includes 16,666 shares of common stock that may be acquired by Mr. Edwards upon the exercise of stock options exercisable within 60 days of the Ownership Date.
(8)	Includes 31,666 shares of common stock that may be acquired by Mr. Huff upon the exercise of stock options exercisable within 60 days of the Ownership Date.
(9)	Includes 19,082 shares of common stock held by the Charles E. Thoele Lifetime Trust and 31,666 shares of common stock that may be acquired by Mr. Thoele upon the exercise of stock options exercisable within 60 days of the Ownership Date.
(10)	Based solely on information set forth in a Schedule 13G/A filed with the SEC on March 6, 2012. The address of Royce & Associates, LLC is 745 Fifth Avenue, New York, NY 10151.
(11)	Based solely on information set forth in a Schedule 13D/A filed with the SEC on March 12, 2012. The Schedule 13D/A was filed by the following entities/persons: Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management, Inc. (“GAMCO”), Gabelli Securities, Inc. (“GSI”), Teton Advisors, Inc. (“Teton Advisors”), GGCP, Inc., GAMCO Investors, Inc., and Mario Gabelli. GAMCO owns 639,500 shares of common stock, of which it has sole voting power over 610,500 shares of common stock. Gabelli Funds owns 454,456 shares of common stock. GSI owns 185,092 shares of common stock. Teton Advisors owns 14,000 shares of common stock. Mario Gabelli is deemed to beneficially own all shares of common stock owned by Gabelli Funds, GAMCO, GSI, and Teton Advisors. The address of GAMCO Investors, Inc. and Mr. Gabelli is One Corporate Center, Rye, NY 10580.
(12)	Based on information set forth in a Schedule 13D filed with the SEC on March 15, 2012. Nuance Communications, Inc. may be deemed to beneficially own an aggregate of 1,825,181 shares of common stock as a result of irrevocable proxies granted to Nuance Communications, Inc. and Purchaser pursuant to the terms of the Tender and Voting Agreements described in the Schedule 14D-9. Pursuant to the Tender and Voting Agreements, Nuance Communications, Inc. may be deemed to share the power to vote or to direct the voting of the shares of common stock covered by the Tender and Voting Agreements solely with respect to those matters described in the Tender and Voting Agreements. The Tender and Voting Agreements cover 1,285,602 shares of common stock and options to acquire 539,579 shares of common stock that are exercisable within 60 days of the date of the Merger Agreement. Accordingly, Nuance Communications, Inc. and Purchaser may be deemed to be the beneficial owners of an aggregate of 1,825,181 shares of common stock, which would represent 16.24% of the issued and outstanding shares of common stock were the options fully exercised. The address of Nuance Communications, Inc. is 1 Wayside Road, Burlington, Massachusetts 01803.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Code of Ethics addresses any activities on the part of any director, officer or employee that creates or gives the appearance of a conflict of interest between their personal interests and our interests. In addition to setting guidelines, the Code of Ethics requires directors and officers to notify our Chief Executive Officer, and all employees who are not directors or officers to notify their immediate supervisor, of the existence of any actual or potential conflict of interest. Further, all related party transactions and actual or potential conflicts of interest involving our directors or executive officers are reviewed by the Nominating and Governance Committee.

The Nominating and Governance Committee has established policies and procedures for reviewing related party transactions. A related party transaction is a financial transaction, arrangement or relationship between us and a director (including a director nominee), executive officer or stockholder who beneficially owns more than 5% of our voting securities, including immediate family members of any of these persons, in which the related person has or will have a direct or indirect material interest. A related party transaction generally excludes compensation arising from the individual’s employment as an executive officer or service as a director. The Committee considers transactions which specifically name a related party as a party to the transaction to create an “interest.” In addition, the Committee inquires of management concerning other transactions that might be considered to create an indirect interest. In 2009, the Committee adopted a formal written policy for related party transactions. Management is required to present potential transactions to the Chairman of the Committee. The Chairman will review the potential transaction and make an assessment as to whether or not the transaction was proper and made in the ordinary course of business. The Chairman will then either recommend action to the full Committee and the Board immediately (pre-transaction) for the Board’s consideration, or allow us to proceed with the transaction and report to the Committee at its next regularly scheduled meeting. The Committee will also make inquiries to management as to the existence of related party transactions at every regularly scheduled Committee meeting. If a related party transaction has occurred, the Committee reviews the specific circumstances of the transaction, makes an assessment as to whether or not the transaction was proper and made in the ordinary course of business and recommends action to the Board, if necessary.

During 2011, there were no potential related party transactions presented for review by the Chairman nor were any related party transactions reviewed by the Nominating and Governance Committee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires certain of our officers, directors, and persons who own more than ten percent of our outstanding common stock to file reports of ownership and changes in ownership with the SEC. Such officers, directors and stockholders are also required by SEC regulations to furnish us with copies of all such reports that they file. Based solely on a review of copies of the reports filed with the SEC since January 1, 2011 and on representations by certain officers and directors, all persons subject to the reporting requirements of Section 16(a) filed the reports required to be filed on a timely basis, except for Larry G. Gerdes, our Chairman and Chief Executive Officer, who failed to file a timely Form 4 for his sale of 3,575 shares of our common stock on May 20, 2011. The required Form 4 relating to this sale was filed with the SEC on May 25, 2011.

Although it is not our obligation to make filings pursuant to Section 16(a) of the Exchange Act, we have adopted a policy requiring all Section 16(a) reporting persons to report to our Chief Financial Officer all trading activity in our common stock on the day of said trade(s) to facilitate the timely filing of the reports(s) of such trading activity with the SEC.

ANNEX II

LAZARD FRÈRES & CO. LLC 30 ROCKEFELLER PLAZA NEW YORK, NY 10020 PHONE 212-632-6000 www.lazard.com

March 6, 2012

The Board of Directors

Transcend Services, Inc.

One Glenlake Parkway, Suite 1325

Atlanta, GA 30328

Dear Members of the Board:

We understand that Transcend Services, Inc., a Delaware corporation (“Company”), Nuance Communications, Inc., a Delaware corporation (“Parent”), and Townsend Merger Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, dated as of March 6, 2012 (the “Agreement”), pursuant to which Parent will acquire Company (the “Transaction”). Pursuant to the Agreement, (i) Merger Sub will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the common stock, par value $0.05 per share, of Company (“Company Common Stock”) at a price of $29.50 per share in cash (the “Consideration”) and (ii) following the consummation of the Offer, Merger Sub will merge with and into Company and each then outstanding share of Company Common Stock, other than shares of Company Common Stock held by holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock, by Parent, Merger Sub or Company, or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or Company (such holders, collectively, “Excluded Holders”), will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to Company;

(iii)	Reviewed various financial forecasts and other data provided to us by Company relating to the business of Company;

(iv)	Held discussions with members of the senior management of Company with respect to the business and prospects of Company;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of Company;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Company;

PARIS   LONDON   NEWYORK   AMSTERDAM   ATLANTA   BEIJING   BORDEAUX   BOSTON   BRISBANE   CHICAGO   FRANKFURT

HAMBURG   HONG KONG   HOUSTON   LOS   ANGELES   LYON   MADRID   MELBOURNE   MILAN   MINNEAPOLIS   MONTREAL   MUMBAI

ROME   SAN FRANCISCO   SÀO PAULO   SEOUL   SHANGHAI   SINGAPORE   STOCKHOLM   SYDNEY   TOKYO   TORONTO   ZURICH

The Board of Directors

Transcend Services, Inc.

March 6, 2012

(vii)	Reviewed historical stock prices and trading volumes of Company Common Stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Company or concerning the solvency or fair value of Company, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Company. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Company Common Stock may trade at any time subsequent to the announcement of the Transaction. Although Lazard had conversations regarding a potential alternative transaction with one strategic third party in connection with our engagement, we were not otherwise authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with Company, nor were we requested to consider, and our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Company might engage or the merits of the underlying decision by Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with the consent of Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Company or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction (including without limitation the tender and voting agreements entered into between Parent and each of the directors and executive officers of Company). In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

The Board of Directors

Transcend Services, Inc.

March 6, 2012

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Offer. We and Lazard Capital Markets LLC (an entity indirectly held in large part by managing directors of Lazard) have in the past provided certain investment banking services to Company for which we have received compensation, including, during the past two years, Lazard Capital Markets LLC having served as book-runner on a follow-on equity offering by Company. In addition, in the ordinary course of their respective businesses, Lazard, Lazard Capital Markets and their respective affiliates may actively trade securities of Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Company (in its capacity as such) and our opinion is rendered to the Board of Directors of Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Company Common Stock in the Offer or how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Company Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders of Company Common Stock (other than Excluded Holders).

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Albert H. Garner
Albert H. Garner Managing Director

ANNEX III

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all

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or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is

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required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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